Exhibit 99.2

KINROSS GOLD CORPORATION

NOTICE OF THE 2009 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2009 Annual and Special Meeting of Shareholders (the “Meeting”) of Kinross Gold Corporation (the “Company”) will be held at Design Exchange, 234 Bay Street, Toronto, Ontario on May 6, 2009 at 10:00 a.m. (Toronto time), for the following purposes:

(a)                  to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2008 and the report of the auditors thereon;

(b)                 to elect directors of the Company for the ensuing year;

(c)                  to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(d)                 to consider and, if deemed appropriate, to pass, with or without variation, a resolution ratifying the adoption of a shareholder rights plan as more fully described in the accompanying Management Information Circular;  and

(e)                  to transact such other business as may properly come before the Meeting or any adjournment thereof.

This Notice is accompanied by a Management Information Circular which provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Company has passed a resolution to fix the close of business on March 17, 2009 as the record date for the determination of the registered holders of common shares that will be entitled to notice of the Meeting and any adjournment of the Meeting.  Proxies to be used or acted upon at the Meeting must be deposited with the Company’s transfer agent by 10:00 a.m. (Toronto time) on May 4, 2009 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before any adjournment of the Meeting).

DATED at Toronto, Ontario this 31st day of March, 2009.

By Order of the Board of Directors

“Shelley M. Riley”
Shelley M. Riley
Vice President, Administration and
Corporate Secretary

KINROSS GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Q & A ON VOTING RIGHTS AND SOLICITATION OF PROXIES

This management information circular (“Circular”) is dated March 31, 2009 and, unless otherwise stated, the information in this Circular is as of March 26, 2009.

What is this document?

This Circular is a management information circular sent to shareholders in advance of the annual and special meeting of the shareholders (“Meeting”) as set out in the Notice of the 2009 Annual and Special Meeting of Shareholders (“Notice of Meeting”).  The Circular provides additional information respecting the business of the Meeting, Kinross Gold Corporation (“Kinross” or the “Company”) and its directors (each a “Director” and, collectively the “Directors” or the “Board”) and senior executive officers.  For ease of reference, a Glossary of capitalized terms used in this Circular can be found starting at page 4.  All dollar amounts referenced in this Circular, unless indicated otherwise, are expressed in Canadian Dollars and U.S. Dollars are referenced as US$.  References in this Circular to the Meeting include any adjournment or adjournments that may occur.  A form of proxy or voting instruction form accompanies this Circular.

Who is soliciting my proxy?

Proxies are being solicited in connection with this Circular by the management of the Company.  Costs associated with the solicitation will be borne by the Company.  The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of the Company to whom no additional compensation will be paid.  In addition, the Company has retained the services of Kingsdale Shareholder Services Inc. to solicit proxies for the Company for a fee of approximately $55,000.

Who is eligible to vote?

Holders of common shares of the Company (“Common Shares”) at the close of business on March 17, 2009 (the “Record Date”) and their duly appointed representatives.

How do I vote?

If you are a registered shareholder, you may vote your shares in person at the Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person you choose, who need not be a shareholder, to represent you as a proxyholder and vote your shares at the Meeting.

If your shares are held in an account with a bank, trust company, securities broker, trustee or other nominee, please refer to the answer to the question “How do I vote if my shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?”

How do I vote my shares in person?

If you are a registered shareholder and plan to attend the Meeting on May 6, 2009, and wish to vote your shares in person, do not complete the enclosed form of proxy as your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), upon arrival at the Meeting. If your shares are held in an account with a nominee, please see the answer to the question “How do I vote if my shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?”

How do I know if I am a “registered” shareholder or a “beneficial owner”?

A holder of Common Shares may own such shares in one or both of the following ways:

1.               If a shareholder is in possession of a physical share certificate, such shareholder is a “registered” shareholder and his or her name and address are maintained by Kinross through the Transfer Agent.

2.               If a shareholder owns shares through a bank, broker or other nominee, such shareholder is a “beneficial” shareholder and he or she will not have a physical share certificate.  Such shareholder will have an account statement from his or her bank or broker as evidence of his or her share ownership.

A registered shareholder may vote a proxy in his or her own name at any time by telephone, internet or by mail, in accordance with the instructions appearing on the enclosed form of proxy and/or a registered shareholder may attend the Meeting and cast a ballot.  Because a registered shareholder is known to Kinross and its Transfer Agent, his or her account can be confirmed and his or her vote recorded or changed if such registered shareholder has previously voted.  This procedure prevents a shareholder from voting his or her shares more than once.  Only the registered shareholder’s latest voting instructions received by the Company prior to the deadline for the deposit of proxies will be valid.

Most shareholders are “beneficial owners” who are non-registered shareholders.  Their Common Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depositary Services Inc.).  Intermediaries have obligations to forward Meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

What constitutes a quorum at the Meeting?

A quorum for the Meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding Common Shares having voting rights at the Meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of the Meeting. If a quorum is present at the commencement of the Meeting, a quorum shall be deemed to be present during the remainder of the Meeting.

What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to John E. Oliver or Shelley M. Riley (the “Named Proxyholders”) to vote your shares at the Meeting in accordance with your instructions. A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the Meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

What do I do with my completed form of proxy?

The completed proxy must be deposited at the office indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on May 4, 2009, or on a day (excluding Saturdays, Sundays and holidays) which is at least 48 hours before the time of any adjourned Meeting.

If I change my mind, can I take back my proxy once I have given it?

A shareholder who has voted by proxy may revoke it any time prior to its use.  To revoke a proxy, a registered shareholder may deliver a written notice to the registered office of the Company at 40 King Street West, Suite 5200, Toronto, Ontario, M5H 3Y2, Fax (416) 363-6622; Attention: Corporate Secretary, or at the offices of Computershare Investor Services Inc., 100 University Avenue, 11th floor, Toronto, Ontario, M5J 2Y1 at any time up to 10:00 a.m. (Toronto time) on the last business day before the Meeting or any adjournment of the Meeting.  A proxy may also be revoked on the day of the Meeting or any adjournment of the Meeting by a registered shareholder by delivering written notice to the chair of the Meeting.  In addition, the proxy may be revoked by any other method permitted by applicable law.  The written notice of revocation may be executed by the shareholder or by an attorney who has the shareholder’s written authorization.  If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

How will my shares be voted if I give my proxy?

If you appoint the Named Proxyholders as your proxyholders, the shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for. In the absence of instructions from you, such shares will be voted:

•                  FOR the election as Directors of the Company of the proposed nominees set forth in this Circular

•                  FOR the appointment of KPMG LLP as auditors and authorization of the Directors to fix their remuneration

•                  FOR the approval of the Shareholder Rights Plan

What if amendments are made to these matters or other business is brought before the Meeting?

The accompanying form of proxy confers discretionary authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment.  At the date of this Circular, management of Kinross is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

How many shares are entitled to vote?

As of March 26, 2009, there were 694,278,343 Common Shares outstanding, each share carrying the right to one vote per Common Share.

Who are the principal shareholders of the Company?

To the knowledge of the Directors and executive officers of the Company, as of the date of this Circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

How do I vote if my shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?

Only registered holders of Common Shares, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting.  If your Common Shares are held in an account with a bank, trust company, securities broker, trustee or other financial institution, they will not be registered in your name and instead will be registered in the name of a nominee.  As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of Common Shares you hold unless you have instructed the nominee otherwise.  The purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares they beneficially own.  Each nominee has its own signing and return instructions, which you should carefully follow to ensure your Kinross shares will be voted.  If you are a non-registered shareholder and wish to:

•                  vote in person at the Meeting; or

•                  change voting instructions given to your nominee; or

•                  revoke voting instructions given to your nominee and vote in person at the Meeting,

follow the instructions given by your nominee or contact your nominee to discuss what procedure to follow.

What if I have other questions?

If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone at 1 (866) 851-2468, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1 (866) 545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 36, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

GLOSSARY OF TERMS

“Acquiring Person” means any person acquiring 20% or more of the Common Shares, other than by way of a Permitted Bid;

“AIF” means the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com);

“At-Risk Value” means the “in the money” value of the applicable equity units calculated using the closing price of the Common Shares on the TSX on December 31, 2008 of $22.50;

“beneficial shareholder” or “beneficial owner” means a non-registered shareholder or, more specifically, a shareholder that holds its/his/her shares through an intermediary such as a bank, broker or other nominee;

“Board” means, collectively, the Directors of the Company;

“Burn Rate” means the number of Options issued by the Company each year, expressed as a percentage of the issued and outstanding Common Shares of the Company at the end of the fiscal year;

“Circular” means this management information circular dated March 31, 2009;

“Code” means the Company’s Code of Business Conduct and Ethics, as may be amended, restated and/or replaced from time to time with the approval of the Board;

“Committees” means collectively the committees of the Board in place from time to time including the Audit Committee, Corporate Governance Committee, Environmental, Health and Safety Committee, Human Resources, Compensation and Nominating Committee, Risk Committee and Special Committee;

“Common Shares” means common shares of the Company;

“Company” or “Kinross” means Kinross Gold Corporation;

“Competing Permitted Bid” means a competing Permitted Bid;

“Deferred Payment Date” means the date determined by an eligible Plan participant that is after the Restricted Period and before an eligible Plan participant’s retirement date or termination date;

“Dilution” means Options issued but not exercised, expressed as a percentage of issued and outstanding Common Shares of the Company at the end of the fiscal year;

“Director” means a member of the board of directors of Kinross Gold Corporation;

“Deferred Share Units” or “DSUs” means deferred share units of the Company issued to its independent Directors pursuant to and in accordance with the Company’s Deferred Share Unit Plan;

“Effective Time” means 12:01 a.m. on March 29, 2009, being the effective time of the Shareholder Rights Plan;

“Employment Agreements” means, collectively, the agreements that each of the Named Executive Officers have with the Company in respect of their employment with the Company;

“ERA Plan” means executive retirement allowance plan of which the Named Executive Officers and certain other senior executives of the Company are members;

“Exempt Acquisition” means a share acquisition in respect of which the Board waives the application of the Flip-in-Event provision of the Shareholder Rights Plan;

“Flip-in Event” means an acquisition by any person pursuant to which they come to own 20% or more of the Common Shares, other than by way of a Permitted Bid;

“Four-Point Plan” means corporate goals of the Company set on an annual basis by the Company’s senior leadership team comprised of the Named Executive Officers and certain other senior executives of the Company;

“HRCNC” means Human Resources, Compensation and Nominating Committee of the Board;

“Independent Shareholders” means shareholders of the Company other than any person that has acquired or announced an intention to acquire 20% or more of the Common Shares;

“Meeting” means the 2009 Annual and Special Meeting of shareholders of the Company to be held on May 6, 2009 at 10:30 a.m. Toronto time at Design Exchange, 234 Bay Street, Toronto, Ontario;

“Named Executive Officers” or “NEOs” means the Company’s Chief Executive Officer and Chief Financial Officer, and the three other most highly compensated executive officers of the Company whose total salary and short-term incentives exceeded $150,000 for the year 2008 specifically being, the Company’s Chief Operating Officer, Executive Vice President, Strategic Development and Executive Vice President & Chief Legal Officer;

“Named Proxyholders” means John E. Oliver or Shelley M. Riley;

“Notice of Meeting” means the Notice of the 2009 Annual and Special Meeting of Shareholders accompanying this Circular;

“NYSE” means the New York Stock Exchange;

“NYSE Standards” means the corporate governance listing standards of the NYSE;

“OBCA” means Ontario Business Corporations Act, as amended from time to time;

“Old Rights Plan” means the shareholder rights plan of the Company approved by the Board in March, 2006.

“Options” means Common Share stock options issued to senior management of the Company pursuant to and in accordance with the Company’s Stock Option Plan;

“Overhang” means the total number of Options available for issuance, plus all Options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Common Shares of the Company at the end of the fiscal year;

“Permitted Bid” means an acquisition pursuant to a take-over bid that complies with the terms set out in the Shareholder Rights Plan;

“Record Date” means the close of business (Toronto time) on March 17, 2009;

“registered shareholder” or “registered owner” means a shareholder of the Company in possession of a physical Common Share certificate as recorded with the Transfer Agent;

“Restricted Period” means the end of a restricted period of time wherein a Restricted Share Unit cannot be exercised as determined by the HRCNC;

“Restricted Share Units” or “RSUs” means restricted share units issued to employees of the Company pursuant to and in accordance with the Company’s Restricted Share Unit Plan;

“Right” means the one right that was issued and attached to each outstanding Common Share at the Effective Time and the right that has and will attach to each Common Share subsequently issued;

“Rights Agreement” means the rights plan agreement between the Company and the trustee which gives effect to the Shareholder Rights Plan;

“SEC” means the United States Securities and Exchange Commission;

“Separation Time” means the date is ten trading days after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Common Shares, other than a Permitted Bid;

“Shareholder” means a holder of Common Shares;

“Shareholder Rights Plan” means the Company’s new Shareholder Rights Plan approved for adoption by the Board on February 18, 2009 and which replaces the Old Rights Plan;

“Strategic Plan” means long-term strategic plan of the Company;

“Transfer Agent” means the transfer agent of the Company Computershare Investor Services Inc.; and

“TSX” means the Toronto Stock Exchange.

BUSINESS OF THE MEETING

As set out in the Notice of Meeting, at the Meeting shareholders of the Company will be asked to consider and, as required, vote on the following five matters:

(a)          Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2008 and the report of the auditors on the financial statements will be received.

(b)          Election of Directors

The Board is currently comprised of ten Directors.  Mr. Richard S. Hallisey retired from the Board effective March 31, 2009.  Mr. Wilson N. Brumer will be nominated to stand for election at the Meeting.  With the appointment of Mr. Brumer, the Board will be comprised of ten Directors.  The Human Resources, Compensation and Nominating Committee is in the process of searching for a potential candidate for Director to recommend to the Board for appointment to the Board later this year.

At the Meeting, the shareholders will be asked to elect ten Directors in accordance with the Company’s majority voting policy (see “Corporate Governance - Majority Voting for Directors” on page 43).  All Directors so elected will hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.  The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by any such proxy for the election of the nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of Directors. Management of the Company does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the Named Proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.

Details respecting the nominees for election as directors are set out under “Nominees for Election as Directors”.

(c)          Appointment of Auditors

The shareholders will be asked to consider and, if thought fit to pass, an ordinary resolution approving the appointment of KPMG LLP of Toronto, Ontario as auditors of the Company to hold office until the close of the next annual meeting of the Company.  It is also proposed that the remuneration to be paid to the auditors of the Company be fixed by the Board.

For fiscal years ended December 31, 2008 and December 31, 2007, KPMG LLP and its affiliates were paid the following fees by Kinross:

Auditor’s Fees	2008 ($)(2)	% of Total Fees(3)	2007 ($)(2)	% of Total Fees(3)
Audit Fees:
Kinross — general	2,607,000	62	2,353,000	54
Kinross — securities matters	337,000	8	—	—
Total Audit Fees	2,944,000	70	2,353,000	54
Audit — Related Fees:
Translation services	—	—	115,000	3
Due Diligence	303,000	7	80,000	2
Other	—	—	—	—
Total Audit — Related Fees	303,000	7	195,000	5
Tax Fees:
Compliance	323,000	8	119,000	3
Planning and advice	784,000	13	—	—
Total Tax Fees	867,000	21	119,000	3
All Other Fees:	100,000	2	1,699,000	39
Total Fees	4,454,000	100	4,366,000	100

(1)	For a description of these fees, see the Company’s Annual Information Forms for the fiscal years ended December 31, 2008 and 2007.
(2)	These amounts are rounded to the nearest $1,000.
(3)	All percentages are rounded to the nearest whole percent.

The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of the Company at a remuneration to be fixed by the Board, unless the shareholder who has given such proxy has directed in the proxy that the shares be withheld from voting in the appointment of auditors.

(d)          Adoption of Shareholder Rights Plan

At the Meeting, shareholders will be asked to ratify the adoption of a shareholder rights plan as more fully described below.

Background

In March, 2006, the Board approved the adoption of a shareholder rights plan (the “Old Rights Plan”).  The Old Rights Plan expired on March 29, 2009. On February 18, 2009 the Board approved the adoption of a new shareholder rights plan (the “Shareholder Rights Plan”) that replaces the Old Rights Plan.  The Shareholder Rights Plan was entered into as of February 26, 2009 and is currently effective, but is subject to ratification by the shareholders of the Company at the Meeting.  Shareholders will be asked to consider and, if deemed advisable, to ratify the adoption of the Shareholder Rights Plan.  The Shareholder Rights Plan has a term of nine years subject to approval by the shareholders of the Company at the annual meetings of the Company in 2012 and 2015.  Approval of the Shareholder Rights Plan by shareholders is required by the Toronto Stock Exchange.  The Shareholder Rights Plan is similar to plans adopted recently by several other Canadian companies and approved by their shareholders.

A copy of the rights plan agreement between the Company and the trustee, which gives effect to the Shareholder Rights Plan (the “Rights Agreement”) is available via SEDAR at www.sedar.com or upon request by contacting the Vice President, Administration and Corporate Secretary of the Company.

Objectives of the Shareholder Rights Plan

The fundamental objectives of the Shareholder Rights Plan are to provide adequate time for the Board and shareholders to assess an unsolicited take-over bid for the Company, to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid and receive full and fair value for their Common Shares.

The Shareholder Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a “Permitted Bid” (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.  If a take-over bid fails to meet these minimum standards and the Shareholder Rights Plan is not waived by the Board, the Shareholder Rights Plan provides that holders of Common Shares, other than the acquirer, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings.

As at the date hereof, the Board is not aware of any pending or threatened take-over bid for the Company.

In adopting the Shareholder Rights Plan, the Board considered the existing legislative framework governing take-over bids in Canada.  The Board believes such legislation currently does not provide sufficient time to permit shareholders to consider the take-over bid and make a reasoned and unhurried decision with respect to the take-over bid or give the Board sufficient time to develop alternatives for maximizing shareholder value.  Shareholders also may feel compelled to tender to a take-over bid even if the shareholder considers such bid to be inadequate out of a concern that failing to tender may result in a shareholder being left with illiquid or minority discounted shares in the Company.  This is particularly so in the case of a partial bid for less than all the Common Shares of the Company where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares.  Finally, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders disposes of shares at a premium to market price, which premium is not shared with the other shareholders.

It is not the intention of the Board in recommending the ratification of the Shareholder Rights Plan to either secure the continuance of the directors or management of the Company or to preclude a take-over bid for control of the Company.  The Shareholder Rights Plan provides that shareholders may tender to take-over bids which meet the Permitted Bid criteria.  Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the Board is always bound to consider any take-over bid for the Company and consider whether or not it should waive the application of the Shareholder Rights Plan in respect of such bid.  In discharging such responsibility, the Board will be obligated to act honestly and in good faith with a view to the best interests of the Company.

In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had shareholder rights plans.  The Board believes this demonstrates that the existence of a shareholder rights plan does not prevent the making of an unsolicited bid.  Further, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the Company’s Shareholder Rights Plan would serve to bring about a similar result.

A number of decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a Board faced with an unsolicited take-over bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent the successful completion of the bid, but only for so long as the Board is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value maximizing alternative will be developed.  The Shareholder Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the OBCA, the Company’s governing corporate statute, to promote a change in the management or direction of the Company, and will have no effect on the rights of holders of the Company’s Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

The Shareholder Rights Plan is not expected to interfere with the day-to-day operations of the Company.  Neither the existence of the outstanding Rights nor the issuance of additional Rights in the future will in any way alter the financial condition of the Company, impede its business plans, or alter its financial statements. In addition, the Shareholder Rights Plan is initially not dilutive.  However, if a “Flip-in Event” (described below) occurs and the Rights separate from the Common Shares as described below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected.  In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of Shareholder Rights Plan

The following is a summary of the principal terms of the Shareholder Rights Plan, which summary is qualified in its entirety by reference to the text of the Rights Agreement.

(i)                Effective Time

The effective time of the Shareholder Rights Plan (the “Effective Time”) is 12:01 a.m. on March 29, 2009.

(ii)            Term

Subject to the approval by shareholders of the Company at the Meeting and subsequent approval by the shareholders at the annual meetings of the Company in 2012 and 2015, as set forth herein, the Rights Agreement and the Rights issued thereunder will expire on the ninth anniversary of the date on which the Effective Time occurs, unless otherwise terminated in accordance with their terms.

(ii)            Issuance of Rights

On the Effective Date, one right (a “Right”) was issued and attached to each outstanding Common Share and has and will attach to each Common Share subsequently issued.

(iii)        Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable ten trading days (the “Separation Time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan (a “Permitted Bid”).  The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”.  Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.  Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $180 worth of Common Shares for $90.

(iv)          Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares issued from and after the Effective Date and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and traded separately from the Common Shares.

(v)              Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(a)                                  the take-over bid must be made to all shareholders, other than the bidder;

(b)                                 the take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Common Shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn;

(c)                                  if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional ten business days from the date of such public announcement;

(d)                                 the take-over bid must permit Common Shares to be deposited pursuant to the take-over bid, unless such take-over bid is withdrawn, at any time prior to the date Common Shares are first taken up and paid for; and

(e)                                  the take-over bid must provide that any Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for.

The Shareholder Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

(vi)          Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Shareholder Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all the holders of Common Shares.  Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Company made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Shareholder Rights Plan has been waived.

(vii)      Redemption

The Board with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per Common Share.  Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

(viii)  Amendment

The Board may amend the Shareholder Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose.  The Board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Shareholder Rights Plan to maintain its validity due to changes in applicable legislation.

(ix)          Board of Directors

The Shareholder Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company.  The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

(x)              Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), mutual funds, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Resolution approving the Shareholder Rights Plan

The text of the resolution approving the Shareholder Rights Plan to be put before shareholders at the Meeting is as follows:

“BE IT HEREBY RESOLVED THAT:

1.                                       the Shareholder Rights Plan as set forth in the Rights Agreement dated February 26, 2009, between the Company and Computershare Investor Services Inc., and the issuance of all Rights issued pursuant to such Rights Plan, is hereby approved, confirmed and ratified; and

2.                                       any of the officers or directors of the Company be and is hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.”

Board’s Recommendation

FOR THE REASONS INDICATED ABOVE, THE BOARD AND MANAGEMENT OF THE COMPANY BELIEVE THAT THE SHAREHOLDER RIGHTS PLAN IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS AND, ACCORDINGLY, UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE FOR THE SHAREHOLDER RIGHTS PLAN.  UNLESS THE SHAREHOLDER RIGHTS PLAN IS APPROVED BY A MAJORITY VOTE OF THE VOTES CAST AT THE MEETING BY SHAREHOLDERS VOTING IN PERSON AND BY PROXY IT WILL CEASE TO BE OF ANY FORM OR EFFECT.

The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by such proxy for the ratification of the Shareholder Rights Plan unless the shareholder has directed in the proxy that such Common Shares be voted against the amendments.

Other Business

Management does not intend to introduce any other business at the Meeting and is not aware of any amendments to the matters to be considered at the Meeting.  If other business or amendments to the matters to be considered at the Meeting are properly brought before the Meeting, proxies appointing the Named Proxyholders as proxyholders will be voted in accordance with their best judgement.

NOMINEES FOR ELECTION AS DIRECTORS

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as Directors.  The shareholders can vote for or withhold from voting on the election of each Director on an individual basis.  Unless authority is withheld, the Named Proxyholders, if named as proxy, intend to vote for these nominees.  All of the nominees have established their eligibility and willingness to serve as Directors.  The information set out below is as of March 26, 2009.

John A. Brough, 62

Toronto, Ontario,
Canada

Director Since:

January 19, 1994

Independent

Mr. Brough retired as President of both Torwest Inc. and Wittington Properties Limited, real estate companies on December 31, 2007, a position he had held since 1998.  From 1996 to 1998, Mr. Brough was the Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Between 1974 and 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry.  Mr. Brough holds a Bachelor of Arts (Economics) from the University of Toronto and he is a Chartered Accountant.  Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management.  Mr. Brough is a member of the Institute of Corporate Directors.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	12 of 12	100%	Silver Wheaton Corp.
Audit	7 of 7	100%	First National Financial Income Fund
HRCNC	8 of 8	100%	Canadian Real Estate Investment Trust (CREIT)
			Quadra Mining Ltd.

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2008	6,416	14,595.43	21,011.43	472,757	Yes
2007	2,916	14,534.24	17,450.24	319,339
Change	3,500	61.19	3,561.19	153,418

Total Equity At-Risk Amount (Common Shares and DSUs):  2008 – $472,757; 2007 - $319,339

Wilson N. Brumer, 60

Belo Horizonte,
Minas Gerais, Brazil

Director Since: n/a*
Independent

Mr. Brumer is the Co-Founder and Chairman of the Board of Directors of Omega Energia Renovável S.A., a position he has held since March, 2008.  He is also the Co-Founder and Partner of Winbros Participacões, Gestão e Empreendimentos Ltda., a position he has held since April, 2007.  From 2003 to 2007, Mr. Brumer held the position of Secretary of Economic Development of the State of Minas Gerais, Brazil.  From 1998 to 2002, Mr. Brumer held the position of Chairman of BHP Billiton Brazil. Prior to BHP, Mr. Brumer held the positions of CEO of Acesita from 1992 to 1998, CEO and Vice Chairman of Companhia Vale do Rio Doce (VALE) from 1990 to 1992 and CFO of VALE from 1988 to 1990.  Mr. Brumer holds a degree in Business Administration from the FUMEC University - Belo Horizonte, Brazil.

Board/Committee Membership	Attendance*		Public Board Membership
Board of Directors	n/a	n/a	Localiza S.A
Usiminas S.A
Ternium

Securities Held*

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2008	—	—	—	—	n/a
Change	—	—	—	—

Total Equity At-Risk Amount (Common Shares and DSUs):  Nil.

*                 Mr. Brumer was not a Director during the year-end December 31, 2008; he has been nominated for election at the Meeting.

Tye W. Burt, 52

Toronto, Ontario,
Canada

Director Since:

March 23, 2005

Non-Independent — President & Chief Executive Officer of the Company

Mr. Burt was appointed President and Chief Executive Officer of Kinross in March 2005.  Prior to that, Mr. Burt held the position of Vice Chairman and Executive Director of Corporate Development of Barrick Gold Corporation (“Barrick”). From December 2002 to February 2004, he was Executive Director of Corporate Development and a director of Barrick.  From May 2002 to December 2002, he was consulting on a full time basis to Barrick.  From 2000 to May 2002, he was President of Cartesian Capital Corp. Prior to 2000, Mr. Burt was Chairman of Deutsche Bank Canada and Managing Director of the Global Mining and Metals Group of Deutsche Bank AG. Mr. Burt was a director and Vice Chairman of the audit committee of the Ontario Financing Authority. He is a director of NRX Global Corporation.  Mr. Burt is also a member of the Board of Governors of the University of Guelph and a member of the Board of Governors of the Duke of Edinburgh Charter for Business. Mr. Burt is a member of the Law Society of Upper Canada and holds a Bachelor of Laws from Osgoode Hall Law School and holds a Bachelor of Arts from the University of Guelph.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	12 of 12	100%	None
Not a member of any Committee due to being President and Chief Executive Officer

Securities Held

Fiscal Year	Common Shares (#)	Restricted Share Units (“RSUs”)† (#)	Total Common Shares and RSUs (#)	Total At-Risk Value of Common Shares and RSUs($)(1)	Meets Share Ownership Guidelines
2008	333,656	384,286	717,942	16,153,695	Yes
2007	251,987	379,365	631,352	11,553,742
Change	81,669	4,921	86,590	4,599,953

†  The number of RSUs under Kinross’ Restricted Share Unit Plan held by Mr. Burt as of March 26, 2009.

Options Held

Date Granted	Expiry Date	Exercise Price ($)	Options Granted and Vested (#)	Total Unexercised (#)	At-Risk Value of Options Unexercised ($)(1)‡
3 Apr 2006	Mar. 23/10	12.73	250,000	250,000	2,442,500
3 Apr 2006	Apr. 3/11	12.73	100,000	150,000	1,465,500
2 Jan 2007	Jan. 2/12	13.82	133,333	200,000	1,736,000
12 Dec 2007	Dec. 12/12	18.10	57,670	173,010	761,244
26 Feb 2008	Feb 26/13	23.79	94,349	283,046	0
23 Feb 2009	Feb 26/14	23.74	0	269,250	0
Total			635,352	1,325,306	6,405,244

Total Equity At-Risk Amount (Common Shares, RSUs & Options):  2008 - $22,558,939; 2007 - $15,826,344

‡                  The “At-Risk-Value” of Mr. Burt’s Options was calculated based on total number unexercised as of March 26, 2009.

John K. Carrington, 65

Thornhill, Ontario,
Canada

Director Since:

October 26, 2005

Independent

Mr. Carrington was the Vice-Chairman and a director of Barrick from 1999 through 2004.  Prior to that, Mr. Carrington was the Chief Operating Officer of Barrick from 1996 until February 2004.  He has also occupied the functions of President and Executive Vice President, Operations of Barrick in 1997 and 1995 respectively.  Prior to that, Mr. Carrington occupied officerships in other mining companies, including Noranda Minerals Inc., Brunswick Mining & Smelting Inc. and Minnova Inc. Mr. Carrington holds a Bachelor of Applied Science (Mining Engineering) and a Masters of Engineering (Mining).  He is a member of the Association of Professional Engineers of Ontario.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	10 of 12	83%	None
Corporate Governance	4 of 4	100%
Environmental, Health & Safety	4 of 4	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2008	Nil	11,404.60	11,404.60	256,603	Yes
2007	Nil	7,804.66	7,804.66	142,825
Change	0	3,599.94	3,599.94	113,778

Total Equity At-Risk Amount (Common Shares & DSUs):  2008 - $256,603; 2007 - $142,825

John M.H. Huxley, 63
Toronto, Ontario,
Canada

Director Since:

May 31, 1993

Independent

Mr. Huxley was most recently a Principal of Algonquin Management Inc., the manager of the Algonquin Power Income Fund, since 1997 until his retirement in 2006.  Prior to that, he was the President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States.  He holds a Bachelor of Laws degree from Osgoode Hall Law School.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	12 of 12	100%	Nordex Explosives Ltd.
Audit	7 of 7	100%	Phoenix Coal Inc.
HRCNC	8 of 8	100%
Risk	4 of 4	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2008	41,603	27,154.07	68,757.07	1,547,034	Yes
2007	41,603	22,970.57	64,573.57	1,181,696
Change	0	4,183.50	4,183.50	365,338

Total Equity At-Risk Amount (Common Shares & DSUs):  2008 - $1,547,034; 2007 - $1,181,696

John A. Keyes, 65
The Woodlands,
Texas, U.S.A.

Director Since:

March 3, 2003

Independent

Mr. Keyes most recently held the position of President and Chief Operating officer of Battle Mountain Gold Company from 1999 until his retirement in 2001. Prior to that, he served as the Senior Vice President - Operations for Battle Mountain Gold Company with responsibilities for operations in United States, Canada, Bolivia, Chile and Australia.  Mr. Keyes received his Bachelor of Science Mine Engineering degree from Michigan Technological University and completed an executive Masters of Business Administration program at the University of Toronto.  He is also a member of the Institute of Corporate Directors.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	12 of 12	100%	None
Environmental, Health & Safety	4 of 4	100%
Risk	4 of 4	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2008	11,666	23,931.73	35,597.73	800,949	Yes
2007	11,666	20,377.94	32,043.94	586,404
Change	0	3,553.79	3,553.79	214,545

Total Equity At-Risk Amount (Common Shares & DSUs): 2008 - $800,949; 2007 - $586,404

Catherine McLeod-Seltzer, 48

Vancouver, B.C.,
Canada

Director Since:

October 26, 2005

Independent

Ms. McLeod-Seltzer is the Chairman and a director of Pacific Rim Mining Corp. She has been an officer and director of Pacific Rim Mining Corp. since 1997.  From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992.  From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92).  She has a Bachelors degree in Business Administration from Trinity Western University.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	12 of 12	100%	Bear Creek Mining Corporation
HRCNC	8 of 8	100%	Pacific Rim Mining Corp.
			Stornoway Diamond Corporation
			Troon Ventures

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2008	Nil	10,810.08	10,810.08	243,227	Yes
2007	Nil	7,804.66	7,804.66	142,825
Change	0	3,005.42	3,005.42	100,402

Total Equity At-Risk Amount (Common Shares & DSUs): 2008 - $243,227; 2007 - $142,825

George F. Michals, 73
Vero Beach, Florida,
U.S.A.

Director Since:

January 31, 2003

Independent

Mr. Michals retired as President of Baymont Capital Resources Inc., an investment holding company, in 2007.  Mr. Michals has also served as an active member on the boards of a number of private and public companies.  Prior to January 2003, Mr. Michals was the Chairman of the board of TVX Gold Inc. and from 1987 to 1990, he held the position of Executive Vice President and Chief Financial Officer of Canadian Pacific Limited.  He holds a Bachelor of Commerce degree from Concordia University and is a Chartered Accountant.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	12 of 12	100%	None
Corporate Governance	3 of 3	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2008	62,917	19,622.06	82,539.06	1,857,129	Yes
2007	82,917	19,539.79	102,456.79	1,874,959
Change	(20,000)	82.27	(19,917.73)	(17,830)

Total Equity At-Risk Amount (Common Shares & DSUs): 2008 - $1,857,129; 2007 - $1,874,959

John E. Oliver, 59
Halifax, Nova Scotia,
Canada

Director Since:

March 7, 1995

Independent

Mr. Oliver was most recently Senior Vice President, Atlantic Region, of Bank of Nova Scotia from March 2004 until his retirement in August, 2008.  Mr. Oliver was previously the Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia since October 1999.  From 1997 to 1999 Mr. Oliver was the Senior Vice President, Corporate and Real Estate Banking of Bank of Nova Scotia and prior thereto, he was Senior Vice President of Real Estate Banking of Bank of Nova Scotia.  Mr. Oliver was appointed the Independent Chairman of the Company in August 2002.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	12 of 12	100%	None
HRCNC	8 of 8	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2008	7,360	54,485.57	61,845.57	1,391,525	Yes
2007	7,360	46,240.20	53,600.20	980,883
Change	0	8,245.37	8,245.37	410,642

Total Equity At-Risk Amount (Common Shares & DSUs): 2008 - $1,391,525; 2007 - $980,883

Terence C.W. Reid, 67
Toronto, Ontario,
Canada

Director Since:

January 5, 2005

Independent

Mr. Reid retired as Vice-Chairman of CIBC Wood Gundy in 1997 after a career there spanning 31 years during which he provided investment banking services to many of Canada’s leading corporations. He subsequently acted as a consultant in the electricity industry and helped develop an internet start-up business.  Between 2001 and 2003 he was president of Laketon Investment Management, a leading Canadian investment asset manager.  Mr. Reid has served on a number of investment industry committees and was the Chairman of the Montreal Stock Exchange. Mr. Reid holds a Diploma in Law from the University of Witwatersrand, Johannesburg and a Masters in Business Administration from the University of Toronto. Mr. Reid is a member of the Institute of Corporate Directors.

Board/Committee Membership	Attendance		Public Board Membership
Board of Directors	12 of 12	100%	Pizza Pizza Royalty Income Fund
Audit	5 of 5	100%
Environmental, Health & Safety	4 of 4	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)(1)	Meets Share Ownership Guidelines
2008	Nil	21,006.68	21,006.68	472,650	Yes
2007	Nil	13,765.04	13,765.04	251,900
Change	0	7,241.64	7,241.64	220,750

Total Equity At-Risk Amount (Common Shares & DSUs):  2008 - $472,650; 2007 - $251,900

(1)               “At-Risk Value” means the “in the money” value of the applicable equity units using the closing price of the Common Shares on the TSX on December 31, 2008 of $22.50.

Director Committee Membership and Independence

COMMITTEES (NUMBER OF MEMBERS)
Directors	Audit Committee (3)	Corporate Governance Committee (4)	Environmental, Health and Safety Committee (4)	Human Resources, Compensation and Nominating Committee (3)	Risk Committee (3)	Special Committee (4)
Independent Directors
John A. Brough	Chair			☒		☒
Wilson N. Brumer(1)
John K. Carrington		☒	☒			☒
Richard S. Hallisey(2)		☒	☒		☒
John M.H. Huxley	☒			☒	Chair
John A. Keyes			Chair		☒
Cole E. McFarland(3)		☒			☒
Catherine McLeod-Seltzer				☒
George F. Michals		Chair				☒
John E. Oliver				Chair		☒
Terence C.W. Reid	☒		☒
Non-Independent Directors
Tye W. Burt

(1)               Mr. Brumer is being nominated for first-time appointment at the Meeting and his Committee membership(s) will be determined following his election.

(2)               Mr. Hallisey retired from the Board effective March 31, 2009 and consequently will not be standing for election at the Meeting.

(3)               Mr. McFarland retired from the Board effective May 7, 2008 and consequently did not stand for election at the last annual meeting of Shareholders.

Director Education

The Company provides access to and financial support for continuing education courses with particular emphasis on best practices in corporate governance.

Compensation of Independent Directors

Independent Directors Fees(1)

The Board has established a flat fee structure for all independent Directors, which was revised in April 2007. Under the revised fee structure, independent Directors each receive a flat annual fee of $120,000; the Chair of each Committee receives an additional $20,000; members of the Audit Committee receive an additional $25,000 and the Chair of the Audit Committee receives $50,000. The Independent Chair receives an additional $205,000 (but does not receive additional fees for acting as a Committee Chair or for being a member of the Special Committee). The following table sets out details of the flat fee structure effective April 1, 2007:

TYPE OF COMPENSATION	2008 COMPENSATION(3)
Board Membership	$120,000
Chair of the Board	$205,000	(3)
Committee Chair	$20,000	(4)
Audit Committee Chair	$50,000	(5)
Audit Committee Membership	$25,000

(1)          Mr. Burt is the only non-independent Director. He does not receive any Director fees and is compensated solely as an officer of the Company.

(2)          An additional fee of $3,000 per meeting was paid to Directors sitting on the Special Committee formed to consider, advise on and make recommendations respecting strategic planning and special transactional matters.  Mr. Oliver, the Independent Chair of the Board, does not receive a fee for being a member of this Committee.

(3)          $325,000 in total with the inclusion of Board membership compensation.

(4)          Mr. Oliver, the Independent Chair of the Board, does not receive a fee for being Chair of the HRCNC.

(5)          This amount includes $25,000 for the Audit Committee membership compensation.

The flat fee is paid 50% in cash and 50% in Deferred Share Units (“DSUs”).  On an annual basis, an independent Director can elect to receive a greater percentage of his or her flat fees in DSUs.  However, an independent Director who has exceeded his or her minimum DSU/Common Share ownership requirement, as described below, may elect (on an annual basis) to receive cash for all or any portion of the compensation otherwise payable in DSUs. In addition, independent Directors are also entitled to the reimbursement of their reasonable Board related expenses.

The main purpose of the DSU Plan is to strengthen the alignment of interests between the independent Directors and the shareholders of the Company, by linking a portion of annual independent Director compensation to the future value of the Common Shares.  Under the Plan, each independent Director receives, on the last day of each quarter, that number of DSUs having a value equal to 50% of his or her compensation for the current quarter.  On an annual basis, a Director may elect to receive all or part of his or her DSU compensation in cash rather than 50% in DSUs, as long as such Director has exceeded his or her minimum DSU/Common Share ownership requirement established by the Board. The number of DSUs granted to an independent Director is determined by dividing the closing price of the Common Shares on the TSX on the business day immediately preceding the date of grant by the value of the portion of the Director’s flat fee to be paid in DSUs.

At such time as an independent Director ceases to be a Director, the Company will make a cash payment to the Director, equal to the market value of a Common Share on the date of departure, multiplied by the number of DSUs held on that date.

The table below reflects compensation earned by each of the Directors for 2008.

Name	Board Retainer ($)		Audit Committee Member Retainer ($)	Committee Chair Retainer ($)	Special Committee Fees ($)	Total Fees Paid ($)	% of Total Fees Taken in DSUs
J. Brough	120,000		25,000	25,000	9,000	179,000	0
T. Burt	N/A		N/A	N/A	N/A	N/A	N/A
J. Carrington	120,000		N/A	N/A	3,000	123,000	60
R. Hallisey(1)	120,000		N/A	N/A	N/A	120,000	50
J. Huxley	120,000		25,000	20,000	N/A	165,000	50
J. Keyes	120,000		N/A	20,000	N/A	140,000	50
C. McFarland(2)	40,000		N/A	N/A	N/A	40,000	50
C. McLeod-Seltzer	120,000		N/A	N/A	N/A	120,000	50
G. Michals	120,000		N/A	20,000	9,000	149,000	0
J. Oliver	325,000	(3)	N/A	N/A	N/A	325,000	50
T. Reid	120,000		25,000	N/A	N/A	145,000	100
TOTAL	1,325,000		75,000	85,000	21,000	1,506,000	N/A

(1)          Mr. Hallisey retired from the Board effective March 31, 2009 and consequently will not be standing for election at the Meeting.

(2)          Mr. McFarland retired from the Board effective May 7, 2008 and consequently did not stand for election at the last annual meeting of Shareholders.

(3)          Includes $205,000 fee for service as Independent Chair.

Directors’ Share Ownership

The Board has established a policy requiring each Director to maintain a minimum holding of Common Shares and/or DSUs equal to one time his or her annual flat fee compensation.  By 2010, the minimum holding will increase to two times the annual flat fee component of a Director’s compensation.  In the event these holdings fall below the minimum requirement, a Director will be required to top-up his or her holding by fiscal year end to align with this requirement. New Directors are required to receive 50% of their Directors fees in DSUs until such time as they meet the ownership requirements.

The following table outlines the aggregate value of the Common Shares and DSUs held by each Director who was on the Board as of December 31, 2008 and, in the case of Mr. Burt, of the Common Shares underlying the Restricted Share Units (“RSUs”) held by him, based on the TSX closing price ($22.50) of the Common Shares as of December 31, 2008, assuming full vesting as of such date, and whether each Director is in compliance with Kinross’ share ownership guidelines by comparing the value of the holding versus Director’s cash compensation (salary in the case of Mr. Burt) for 2008.

Name	Value of Common Shares, DSUs and RSUs Held ($)	Meet Current Share Ownership Guidelines
J. Brough	472,757	Yes
T. Burt	16,153,695	Yes
J. Carrington	256,603	Yes
R. Hallisey(1)	1,122,460	Yes
J. Huxley	1,547,034	Yes
J. Keyes	800,949	Yes
C. McFarland(2)	—	N/A
C. McLeod-Seltzer	243,227	Yes
G. Michals	1,857,129	Yes
J. Oliver	1,391,525	Yes
T. Reid	472,650	Yes

(1)          Mr. Hallisey retired from the Board effective March 31, 2009 and consequently will not be standing for election at the Meeting.

(2)          Mr. McFarland retired from the Board effective May 7, 2008 and consequently did not stand for election at the last annual meeting of Shareholders.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, no Director of the Company is, or within the ten years prior to the date hereof has: (a) been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

On April 14, 2005, the Ontario Securities Commission issued a definitive management cease trade which superseded a temporary management cease trade order dated April 1, 2005 against the Directors and officers of the Company, at the time, in connection with the Company’s failure to file its audited financial statements for the year ended December 31, 2004.  The missed filings resulted from questions raised by the SEC about certain accounting practices related to the accounting for goodwill.  A similar order dated July 6, 2005 was issued by the Nova Scotia Securities Commission against Mr. John E. Oliver who is a resident of such province. These management cease trade orders affected all of the Directors and were lifted on February 22, 2006 when the Company completed the necessary filings following the SEC’s acceptance of Kinross’ accounting treatment for goodwill.

COMPENSATION DISCUSSION AND ANALYSIS

Mandate and 2008 Activities of the Human Resources, Compensation and Nominating Committee

The Human Resources, Compensation and Nominating Committee (“HRCNC”) is responsible for making recommendations to the Board respecting, among other things, the compensation of officers and employees of Kinross.  In the course of its mandate, the HRCNC reviews compensation payable to officers and employees and recommends changes with a view to providing competitive compensation programs which attract, motivate and retain high-caliber individuals.  The HRCNC also reviews succession plans for senior executives and the President and CEO.

The HRCNC met eight times in 2008, including three in-camera meetings, and two times in 2009, including an in-camera meeting in respect of 2008 compensation matters.  The overall Committee member attendance rate at these meetings was 100%.

In fulfilling its mandate in 2008 with respect to total compensation, the HRCNC:

•                  reviewed the existing compensation model including the philosophy, methodology and program design; examined the three comparator groups to ensure relevancy and appropriateness; compared Kinross’ performance relative to the comparator groups; and completed an assessment of performance achievements relative to the comprehensive, long-term strategic plan of the Company (the “Strategic Plan”) and the annual Four-Point Plan (corporate goals) of the Company. The HRCNC concluded that the compensation model was appropriate for 2008 as it met the objectives of attracting and retaining key talent, and linking executive compensation with Company performance and the interests of shareholders. However, in February 2009, the HRCNC exercised its discretion to modify compensation awards to reflect prevailing circumstances and current market conditions.  The HRCNC agreed to examine the model on an annual basis to ensure it continues to be effective.

•                  reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year;

•                  reviewed succession plans for the CEO and senior leadership team and identified internal and external candidates for each position;

•                  reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the President and CEO and other members of the senior leadership team and monitored and evaluated the performance of the President and CEO and other members of the senior leadership team;

•                  made recommendations to the Board regarding share ownership guidelines applicable to the senior leadership team and monitored share ownership levels relative to such guidelines;

•                  continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters;

•                  recommended annual corporate performance factors and individual executive performance evaluations to the Board for approval; and

•                  submitted its recommendations with respect to the total compensation payable to the senior executives of the Company to the Board for approval.

Compensation Consultant

The Human Resources Compensation and Nominating Committee (“HRCNC”) engaged Mercer (Canada) Limited (“Mercer”) as an advisor. In respect of fiscal 2008, Mercer conducted a competitive market benchmarking analysis for the Named Executive Officers, prepared a performance analysis relative to key gold comparator companies, provided an overview of the mechanics and market prevalence of Performance Share Unit (“PSU”) plans and presented a summary of evolving executive compensation market practices in light of the declining economic conditions.  Although Mercer provides advice to the HRCNC, the decisions reached by the HRCNC may reflect factors and considerations other than the information and recommendations provided by Mercer.  The fees paid to Mercer for these services in 2008 were $55,394 (excluding applicable taxes).

Hewitt Associates (“Hewitt”) was engaged by management as an independent consultant to provide executive compensation consultancy in the areas of comparative market data and program design.  The fees paid to Hewitt for this support were $114,531(excluding applicable taxes) for the 2008 fiscal year.  Hewitt did not provide services to Kinross other than to advise management.

Decisions made by the HRCNC may include factors and considerations in addition to information and recommendations provided by management, Mercer and Hewitt.

Executive Compensation – Philosophy and Strategy

The Kinross executive compensation system is designed to:

•                  attract, retain, motivate and reward executive talent through competitive pay practices;

•                  promote Kinross’ “pay-for-performance” philosophy by linking short-term, medium-term and long-term compensation opportunities to Kinross’ Strategic Plan and annual objectives and by assessing individual and team contributions through periodic performance evaluation;

•                  assess the Company’s performance relative to its peers and market comparator groups;

•                  incent and retain high performing executives, and motivate them to achieve exceptional levels of performance through annual compensation awards; and

•                  encourage executives to own Common Shares to more fully align management with the interests of shareholders and focus management’s activities on developing and implementing strategies that create and deliver value for shareholders.

Market Comparators

Kinross annually reviews data from three market comparator groups when determining total compensation awards (base salary, short-term, medium-term and long-term incentives) for its senior executive team.  Market comparator groups are selected based on similar business scope, size and complexity and represent the market within which the Company competes for leadership talent.  In particular, like Kinross, the companies included in each of the comparator groups had a number of the following attributes:

•                  North American-based;

•                  widely-held;

•                  regulated by the United States Securities and Exchange Commission (“SEC”);

•                  operating within the mining and resources industry;

•                  listed on the S&P/TSX 60 Index; and

•                  international scope of operations

The HRCNC reviewed data from the following three market comparator groups:

Group	Description	Companies Comprising Group
Mining Comparator Group	Group consisting of North American mining companies, with a market capitalization ranging between $872 million to $45 billion as at June, 2008

Canadian Companies

Agnico-Eagle Mines Limited ., Barrick Gold Corporation, Cameco Corporation, Centerra Gold Inc., First Quantum Minerals Ltd., Goldcorp Inc., Invanhoe Mines Ltd., Silver Wheaton Corp., Teck Cominco Limited, Yamana Gold Inc.,

US Companies

Newmont Mining Corporation, Freeport-McMoRan Copper & Gold Inc.

North American mining, natural resources, energy and oil and gas Comparator Group	Group consisting of North American mining, natural resources, energy and oil and gas companies

Canadian Companies – Agrium Inc., ARC Energy Trust, Canadian Oil Sands Trust, Enbridge Inc., Enerplus Resources Fund, Methanex Corporation, Nexen Inc., Talisman Energy Inc., Teck Cominco Limited, Transalta Corporation, TransCanada Corporation

US Companies – AES Corp., AGL Resources Inc., Allegheny Energy Inc., Alliant Energy Corp., Ameren Corp., American Electric Power Co., CenterPoint Energy Inc., Consolidated Edison Inc., Constellation Energy Group Inc., Crown Holdings Inc., DPL Inc., DTE Energy Co., Edison International,

Group	Description	Companies Comprising Group
North American mining, natural resources, energy and oil and gas Comparator Group

Energen Corp., Energy East Corp., Entergy Corp., EQT Corporation, FirstEnergy Corp., FPL Group Inc., Kinder Morgan Energy Partners L.P., Martin Marietta Materials Inc., MDU Resources Group Inc., National Fuel Gas Co., Northeast Utilities, NRG Energy Inc., NSTAR,ONEOK Inc., Pepco Holdings Inc., Pinnacle West Capital Corp., PPL Corp., Public Service Enterprise Group Inc., Sempra Energy, Southern Union Company, TECO Energy Inc., Vulcan Materials Co., Weatherford International Ltd., Williams Companies Inc., Wisconsin Energy Corp., Xcel Energy Inc.

S&P/TSX 60 Index Comparator Group	Group consisting of companies included in the S&P/TSX 60 Index in the previous year that were also SEC registrants with international scope

Agnico-Eagle Mines Limited, Agrium Inc., Bank of Montreal, Bank of Nova Scotia, Barrick Gold Corporation, Biovail Corporation, Brookfield Asset Management Inc., Cameco Corporation, Canadian Imperial Bank of Commerce, Canadian National Railway Company, Canadian Natural Resources Limited, Candian Pacific Railway Limited, Enbridge Inc., EnCana Corporation, Enerplus Resources Fund, First Quantum Minerals Ltd., Gildan Activewear Inc., Goldcorp Inc., Lundin Mining Corp., Magna International Inc., Manulife Financial Corporation, MDS Inc., Nexen Inc., Nortel Networks Corporation (replaced by Metro Inc. in December 2008), Nova Chemicals Corporation, Petro-Canada, Potash Corporation of Saskatchewan Inc., Research in Motion Limited, Royal Bank of Canada, Sun Life Financial Inc., Suncor Energy Inc., Talisman Energy Inc., Teck Cominco Limited, TELUS Corporation, Thompson Reuters Corporation, Tim Horton’s Inc., Toronto-Dominion Bank, Transalta Corporation, TransCanada Corporation, Yamana Gold Inc.

Kinross reviews each compensation element for each NEO against the 50th percentile (“P50”), the 75th percentile (“P75”) and the 90th percentile (“P90”) for comparable positions, within the comparator groups.  Company performance is also assessed relative to these comparator groups.  In line with the Company’s pay for performance objective, the Company seeks to pay total compensation at P90 for performance that exceeds expectations and at P75 for successful performance (i.e., meets objectives).

Compensation Mix

In keeping with Kinross’ philosophy to link senior executive compensation to corporate performance and motivate senior executives to achieve exceptional levels of performance, Kinross has adopted a total compensation model that includes both base salary and at-risk compensation, comprised of short-term, medium-term and long-term incentives. The table below sets forth the approximate mix for the CEO and for the other Named Executive Officers for 2008 and reflects an average for all such Named Executive Officers.

		At-Risk Compensation
Position	Base Salary	Short Term Incentives	Medium Term Incentives	Long Term Incentives
Named Executive Officers (not including the CEO)	16%	27%	34%	23%
CEO	12%	28%	36%	24%

Compensation Approval Process

In addition to the Company’s annual Strategic Plan, the performance of the President and CEO and the senior executive team of the Company is measured against an annual Four-Point Plan (see “2008 Four-Point Plan” on pages 28-29).  The Four-Point Plan is directly linked to Kinross’ Strategic Plan and is approved annually by the Board.  Each pillar of the Four-Point Plan contains a series of objectives.  Using the Four-Point Plan, each senior executive establishes annual objectives that include individual and team goals.  Objectives are reviewed and approved annually by the CEO for his direct reports and by the HRCNC and the Board for the President and CEO.  The Four-Point Plan and individual objectives of the NEOs were highly challenging and their achievement resulted in industry leading performance by Kinross in 2008.

During the year, the CEO regularly reviews senior executive performance against established objectives, and conducts in-person mid-year and year-end reviews with his direct reports.  The Chair of the Board informally reviews the CEO’s performance on a regular basis and the Board formally reviews the CEO’s performance annually at year-end.

Following the end of the year, Kinross’ corporate performance is evaluated.  This evaluation takes into consideration the Company’s performance with respect to the corporate objectives set forth in Four-Point Plan, as well as performance in relation to the Company’s strategic plan and the Company’s relative performance compared to its comparator groups.  In addition, formal year-end reviews of each senior executive’s performance against agreed upon objectives are completed and performance ratings are assigned by the CEO to each member of the senior leadership team. Generally, corporate performance can impact up to 60% of the senior executive’s short-term incentive while the balance of the short-term incentive is based on individual performance.

A formal presentation containing the CEO’s evaluation of corporate performance and the CEO’s compensation recommendations for each member of the senior executive team is reviewed by the HRCNC and approved by the Board. The presentation also contains the CEO’s self-assessment and compensation proposal which is reviewed ‘in-camera’ by the HRCNC and approved by the Board.

In reviewing the CEO’s recommendations for senior executives, the HRCNC considers each senior executives’ performance; the results of the annual market review; the overall compensation mix for the senior executives; the targeted relative mix of Options to RSUs in terms of award value for the senior executives (40% Options and 60% RSUs); and the value of the senior executives’ previous Option and RSU awards.

The CEO and HRCNC also exercise discretion when making compensation decisions to reflect extraordinary events and prevailing circumstances and market conditions.  In January 2009, due to market uncertainty, the HRCNC requested and reviewed additional updates to the market comparator data and other factors affecting executive compensation.  The CEO and HRCNC applied discretionary reductions to 2008 annual incentive compensation and the levels of medium-term and long-term awards to reflect forecasted reductions in executive compensation while still providing recognition of the strong performance of the senior executive team.

Details of the compensation granted to the Named Executive Officers are reported under “Executive Compensation”.

Compensation Elements

Compensation for senior executives consists of base salary, short-term incentives, medium-term incentives and long-term incentives, employee benefits, indirect compensation and contributions to an executive retirement allowance plan (the “ERA Plan”).  The following table summarizes each executive compensation element that applied in 2008.

Compensation Element	Form	Applies to	Period	Determination
Base Salary	Cash	All executives	One year	Based on market comparators and individual performance achieved.
Short-Term Incentive	Cash	All executives	One year

Target award percentages are based on market comparators, with amounts actually awarded linked to corporate and individual performance; a maximum multiplier of up to 150% can be applied for exceptional levels of performance.

Medium-Term Incentives	Restricted Share Plan (RSU)	All executives	Three years, with one third vesting each year starting on the first anniversary of the grant date	Target awards are based on market comparators, with amounts actually awarded linked to corporate and individual performance. RSUs make up approximately 92% of aggregate medium-term incentive award.
	Restricted Share With Performance Vesting (PSU)	All executives	Three year vesting based on achievement of targets	Amounts awarded linked to Corporate performance compared with three measures. Performance Share Units make up approximately 8% of aggregate medium-term incentive award.

Compensation Element	Form	Applies to	Period	Determination
Long-Term Incentives	Stock Option Plan	All executives	Five year term Vesting one third each year starting on the first anniversary of the grant date	Target award opportunities are based on market comparators, with amounts actually awarded linked to corporate and individual performance.
	Share Purchase Plan	All executives	Continuous based on eligibility requirements	Employees including NEOs are entitled to contribute up to 10% of their base salary. 50% of the participant’s contribution is matched on a quarterly basis (see page 25 for additional details).
Employee Benefits and Perquisites	Employee Benefits Plans	All executives	Ongoing	Based on market comparators.
Retirement Allowance	Executive Retirement Allowance Plan	All senior executives	Ongoing; 15% of base salary and target bonus, accrued quarterly	Based on market comparators.

Base Salary

Base salary levels for executives reflect: (i) the scope, complexity and responsibility of the position; (ii) competitiveness with salary levels for similar positions at companies included in market comparator groups; (iii) the executive’s previous experience; and (iv) the executive’s performance. Comparative market analysis and individual performance assessments occur annually to ensure compensation remains competitive and may result in periodic base salary adjustments when necessary, to maintain the desired competitive market position.

To ensure Kinross attracts and retains high-performing senior executive talent, Kinross targets base salaries between the 60th and the 75th percentile of the relevant market comparator groups.  Over time, base salary may exceed the 75th percentile of the market comparator group.  On average, 2008 base salaries for the Named Executive Officers increased by approximately 22% compared to 2007, reflecting two promotions (from SVP to EVP), market comparators and the executives’ performance.  Base salaries for 2009 are determined at year-end 2008.  No base salary increases were granted to any of the NEOs or other senior executives for 2009.

Short-Term Incentive

All executives participate in an annual Short Term Incentive Plan which provides cash awards based on corporate performance and individual executive performance.  2008 short-term incentive targets for the NEOs (other than the CEO) were 150% of the executive’s base salary and for other senior executives ranged from 75% to 150% of the executive’s base salary.  The CEO’s 2008 short-term incentive target was 200% of base salary.  The short-term incentive target is multiplied by a performance factor that ranges from 0 to 150% based on individual and Company performance. The HRCNC reviews short-term incentive target levels and performance results relative to Kinross’ comparator groups and has the discretion to adjust targets to provide market competitive short-term incentive compensation based on such comparisons.

The Short Term Incentive Plan payout is determined by measuring corporate performance and individual performance and weighting these for calculation purposes.  Generally, the corporate performance factor represents up to 60% of the potential overall award.  The Board measures the Company’s performance with respect to the Company’s Strategic Plan, the corporate objectives set forth in the Four-Point Plan and the Company’s relative performance compared to its competitors. The individual performance factor generally represents up to 40% of the potential overall award.  Individual performance is measured in areas of leadership, team and individual performance in comparison with the NEOs objectives established using the Four-Point Plan.

Over the last three years, Kinross has been a top-performer among its peers.  Corporate performance has exceeded industry averages on a number of key metrics and, in 2008, exceeded targets (see “Performance Targets and Results” on pages 29-30).  In recognition of this performance, the Named Executive Officers received average annual short-term incentive payments for 2008 of approximately 14.7% over target levels.

The CEO and HRCNC also exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events and prevailing circumstances and market conditions.

Medium-Term Incentives

Medium term incentives consist of Restricted Share Units (“RSUs”).  The purpose of the Restricted Share Plan is to advance the interests of the Company through attracting, retaining and rewarding high-performing talent and to secure for the Company and its shareholders the benefits inherent in the ownership of Common Shares. In determining the eligibility of an individual to participate in the Restricted Share Plan, the HRCNC gives consideration to an individual’s performance, position, and potential contribution to the success of the Company. The value of RSUs granted to a senior executive is determined by using comparator group practices as relevant benchmarks.

RSU grants represent approximately 60% of a senior executive’s annual equity based award. In order to increase the linkage between medium-term incentives and performance, commencing in 2008, 5% of the RSUs granted will vest based on Company performance relative to three objectives over a 35 month period which include relative total shareholder returns as well as cost and production targets (see the last paragraph of “Restricted Share Plan” below for more detail).

Restricted Share Plan

A Restricted Share Unit is exercisable for one Common Share, without payment of additional consideration, on the later of: (i) the end of a restricted period of time wherein a Restricted Share Unit cannot be exercised as determined by the HRCNC (“Restricted Period”); and (ii) a date determined by an eligible participant (a “Deferred Payment Date”) that is after the Restricted Period and before a participant’s retirement date or termination date.

The maximum number of Common Shares reserved for issuance under the Restricted Share Plan is currently 8,000,000 representing approximately 1.15% of the outstanding Common Shares as of March 26, 2009.

The maximum number of Common Shares authorized for issuance at any time to insiders pursuant to the Restricted Share Plan and all other compensation arrangements of the Company is limited to 10% of the total Common Shares outstanding. The maximum number of Common Shares issued to insiders pursuant to the Restricted Share Plan and all other compensation arrangements of the Company, within a one-year period, is limited to 10% of the total Common Shares then outstanding.  The maximum number of Common Shares authorized for issuance to any one insider and such insider’s associates pursuant to the Restricted Share Plan, within a one-year year period, is limited to 5% of the total Common Shares then outstanding.  The maximum number of Common Shares reserved for issuance to any one person under the Restricted Share Plan is limited to 5% of the total Common Shares then outstanding.

The grant of a Restricted Share Unit is evidenced by a Restricted Share Units agreement between Kinross and the participant which is subject to the Restricted Share Plan and may be subject to other terms and conditions that are not specified in the Restricted Share Plan and which the HRCNC deems appropriate.

Canadian participants seeking to set a Deferred Payment Date must give the Company at least 60 days notice prior to the expiration of the Restricted Period in order to effect such a change. Canadian participants electing to change a Deferred Payment Date must give the Company prior written notice not later than 60 days prior to the Deferred Payment Date which is to be changed.

In the event of a participant’s retirement or termination during a Restricted Period (as defined in the Restricted Share Plan), any Restricted Share Units automatically terminate, unless otherwise determined by the HRCNC.  In the event of retirement or termination after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Units shall be immediately exercised without any further action by the participant and the Company shall issue Restricted Shares to the participant.  The maximum number of Common Shares for which the Restricted Period may be shortened at the discretion of the HRCNC in connection with the termination of employment of a participant is limited to no more than 10% of the Common Shares authorized for issuance under the Restricted Share Plan and the Share Incentive Plan.

In the event of death or disability, payment in respect of Restricted Share Units shall cease to be subject to deferral and any Restricted Share rights held by the deceased or disabled participant shall be immediately issuable by the Company.

At the time dividends (other than stock dividends) are paid to holders of Common Shares, participants holding Restricted Share Units that are subject to a Restricted Period will be credited with dividend equivalents in the form of additional Restricted Share Units. The number of such additional Restricted Share Units paid to each participant shall be calculated by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of Restricted Share Units recorded in the participant’s account on the record date for the payment of such dividend, by (b) the closing price of the Common Shares on the TSX on the date for the payment of the dividend on the Common Shares. Restricted Share Units that have been credited to a participant’s account as dividend equivalents shall be deemed to be subject to the same Restricted Period as the Restricted Share Units to which they relate.

Restricted Share Units are not assignable.  The Restricted Share Plan provides, subject to its terms, for a vesting period for RSUs of one-third after the first anniversary of the grant, one-third after the second anniversary of the grant and one-third after the third anniversary of the grant.

In 2008, a performance element was introduced to the RSU’s.  Vesting of the 5% RSU target will be determined based on Company performance on three objectives at the end of 35 months from grant date. The objectives are relative total shareholder returns vs. senior gold competitors, as well as cost and production. Specific measures are being reviewed for approval by the HRCNC.

The number of RSUs that vest is determined by multiplying the number granted by a performance factor that can range from 0 to 150% based on the results achieved for the three objectives. In the event of a change of control, all Restricted Share Units are payable immediately, notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Long-Term Incentives

Kinross’ Long Term Incentive Plans is designed to: (i) align the interests of executives with those of shareholders; (ii) focus efforts on improving shareholder value and the Company’s long-term financial strength; (iii) reward high-levels of performance; and (iv) provide incentive for high levels of future performance; (v) provide a retention incentive to continue employment with the Company by providing executive officers with an increased financial interest in the Company.

Kinross’ Long Term Incentive Plan consists of annual Option grants under the Company’s Stock Option Plan, each having a five year term.  The number of Options granted to each senior executive in any year is related to the executive’s level of responsibility, position, performance and market competitiveness.  The value of Options granted to a senior executive is determined by using comparator group practices as relevant benchmarks.  The Black-Scholes model is used to assign a prospective value for Options for purposes of determining the number to be granted to Company executives.  Upon vesting, and until their expiry, the Options may or may not be “in the money” depending on the Common Share price during that period at times when the executive is not restricted from trading under the Company’s insider trading policy.  Option grants represent approximately 40% of a senior executive’s annual equity based award.

The CEO and HRCNC also exercise discretion when making long-term incentive compensation decisions to reflect extraordinary events and prevailing circumstances and market conditions.

Share Incentive Plan

The Share Incentive Plan, which consists of the Stock Option Plan and the Share Purchase Plan, is designed to advance Kinross’ interests by encouraging employees to acquire equity participation in the Company through the acquisition of Common Shares. Currently the maximum number of Common Shares reserved for issuance pursuant to the Share Incentive Plan is 22,833,333, representing approximately 3.29% of the outstanding Common Shares as of March 26, 2009.

(i) Stock Option Plan

The Stock Option Plan is designed to:

•                  provide each Option holder with an interest in preserving and maximizing shareholder value in the longer term;

•                  enable Kinross to attract and retain high-performing talent; and

•                  reward individuals for high levels of performance.

Options are generally granted on an annual basis in connection with the HRCNC’s review of key employee compensation.  Options may also be granted to senior management upon hire or promotion and performance. When determining the number of Options to be granted, the HRCNC gives consideration to an individual’s performance, position, tenure, potential contribution to the success of the Company, the individual’s previous awards and grant practices within market comparators.

The number of Options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval.  The exercise price per Common Share is not less than the closing price of the Common Shares of the Company listed on the TSX on the trading day preceding the day on which the Option is granted.  Each Option is for a term of five years.  However, for Options issued after December 21, 2005, which are scheduled to expire during a corporate blackout trading period, the term of the Option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder.  The Stock Option Plan provides, subject to its terms, for a vesting period for Options of one-third after the first anniversary of the grant, one-third after the second anniversary of the grant and one-third after the third anniversary of the grant.

The maximum number of Common Shares reserved for issuance under the Stock Option Plan is currently 17,166,667 in the aggregate, representing approximately 2.47% of the outstanding Common Shares as of March 26, 2009.

The maximum number of Common Shares authorized for issuance to insiders, at any time, pursuant to the Share Incentive Plan and all other compensation arrangements of the Company is limited to 10% of the total Common Shares outstanding.  The maximum number of Common Shares issued to insiders pursuant to the Share Incentive Plan within a one-year period is limited to 10% of the total Common Shares outstanding.  The maximum number of Common Shares authorized for issuance to any one insider and such insider’s associates pursuant to the Stock Option Plan, within a one year period, is limited to 5% of the total Common Shares then outstanding.  The maximum number of Common Shares reserved for issuance to any one person under the Stock Option Plan is limited to 5% of the Common Shares then outstanding.

Options are not assignable. Generally, upon termination or retirement of a participant, Options that are exercisable, must be exercised within 60 days.  However, the HRCNC reserves the right, in the event of a termination or retirement of a participant, to determine when within the five year term of the Option the participant’s Options shall become exercisable.  The maximum number of Options whose exercisability may be accelerated at the discretion of the HRCNC in connection with the termination of employment of a participant is limited to no more than 10% of the Common Shares authorized for issuance under the Share Incentive Plan and Restricted Share Plan.  In the event of death, any Option held by the deceased at the date of death shall become immediately exercisable, in whole or in part, by the deceased’s estate for a period ending on the earlier of the expiration of 12 months and the expiration of Option period.

In the event of a change of control, all Options outstanding become exercisable immediately.  A change of control includes, among other things, a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the Kinross shareholders, a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Company or the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the Company which may be cast to elect directors of the Company or its successor.

(ii) Share Purchase Plan

Kinross employees, including executive officers and employees of designated Kinross affiliates, are entitled to contribute up to 10% of their annual base salary to the Share Purchase Plan.  Kinross matches up to 50% of the participant’s contribution on a quarterly basis and each participant is then issued Common Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and by the Company.  The purchase price per share is the weighted average closing price of the Common Shares on the TSX, for participants resident in Canada, or the NYSE, for participants resident in the United States, for the 20 consecutive trading day period prior to the end of the calendar quarter in respect of which the Common Shares are issued.  Certificates representing Common Shares acquired by a participant are held by Kinross for six months following the date on which the Common Shares were issued before being delivered to the participant.

In the event of termination of employment, retirement in accordance with Company policy, or death of a participant, any portion of the participant’s contribution then held in trust shall be paid to the participant or his or her estate and any portion of the Company’s contribution shall be returned to the Company.  In addition, in the event of termination, with respect to any Common Shares which are still subject to a six month hold period, the participant may elect to require Kinross to purchase such shares for cancellation at an amount equal to the participant’s contribution rather than waiting for the six month period to expire.  In the event of death, any Common Shares which are still subject to a six month hold period are immediately released to the participant’s estate.

The maximum number of Common Shares reserved for issuance under the Share Purchase Plan is currently 5,666,666 Common Shares, representing approximately 0.08% of the outstanding Common Shares as of March 26, 2009.

Indirect Compensation, Benefit and Perquisites

Senior executive officers have similar benefit programs to other Kinross employees. These programs provide competitive extended medical, dental, basic life and accident insurance coverage for employees and their dependants, as well as income protection in case of disability.  Coverage can be increased subject to the employee paying additional premiums. Life insurance is a taxable benefit.

Perquisites provided to senior executive officers include parking, car allowance (CEO only), financial counselling services, additional life, long-term disability and critical illness insurance, home security services, an executive medical membership and a medical reimbursement plan. These perquisites are comparable to those offered by companies in the comparator groups, are taxable and cease being provided to the executive officer upon the termination, retirement or death of such executive.

Details of perquisites that represent more than 25% of each NEO’s overall perquisite value are as follows: Long-term disability coverage represents 49% of Mr. Burt’s and 30% of Mr. Baker’s total perquisite value; Mr. Boehlert’s home security services account for 48% of his total perquisite value; Mr. Agro’s life insurance represents 34% of his total perquisite value and Mr. Gold’s financial counselling represents 36% of his total perquisite value.

Pension and Other Retirement Benefit Plans

Each of the Named Executive Officers participates in the Company’s Executive Retirement Allowance Plan (or ERA Plan).  The Named Executive Officers do not contribute to the ERA Plan, and the Company alone makes contributions and covers all costs. As security for all members of the ERA Plan, including the Named Executive Officers, the Company pays for the cost of an annual letter of credit in the amount of the total accrued benefits under the ERA Plan.

For each Named Executive Officer, a contribution is made each fiscal quarter to the ERA Plan equal to 15% of base salary and short-term incentive bonus target.  Allocations are made for each Named Executive Officer while he or she remains employed with the Company, including for any severance period in accordance with his or her respective employment contracts.

Interest is calculated and compounded on the allocations to the ERA Plan at the end of each quarter based on a rate equal to the average annual yield for Government of Canada bonds on the last day of the prior fiscal quarter.

When the employment, including any severance period, ceases for a Named Executive Officer, the Company will pay such person his or her accrued allocations and accumulated interest.  At the election of the Named Executive Officer, such payment may be made either as a lump sum or consecutive monthly payments over a period of three to 10 years following the date employment ceases. Interest continues to be added to any outstanding balance.

Executive Share Ownership

In order to align the interests of Kinross’ senior executives with those of its shareholders, in December 2006, Kinross implemented a share ownership policy for its senior executives.  Under the policy, the senior executive is required to satisfy his or her respective share ownership requirements by holding Common Shares and/or RSUs.  Senior executives must meet their share ownership requirement within three years of being hired or, for those senior executives hired before the policy came into effect, within three years of the effective date of the policy.

In 2008, for the President and CEO, the share ownership requirement was that number of Common Shares and/or RSUs equal to the value of five times annual base salary and, in the case of the other senior executives, three times annual base salary.

The following table shows the Common Share ownership requirements for each of the Named Executive Officers in 2008.

Share Ownership Requirements

			2008 Share Ownership(1)(3)(4)
	Eligible Share Holdings(1)			Requirement	Proportion of Requirement
Name	(#)	($)(2)	Requirement	($)	Met
Tye W. Burt	610,870	13,744,575	5 x Base Salary	6,250,000	11.0 X Base Salary
Timothy C. Baker	97,482	2,193,345	3 x Base Salary	1,725,000	3.8 x Base Salary
Thomas M. Boehlert	155,547	3,499,808	3 x Base Salary	1,875,000	5.6X Base Salary
Hugh A. Agro	155,812	3,505,770	3 x Base Salary	1,575,000	6.7 x Base Salary
Geoffrey P. Gold	99,072	2,229,120	3 x Base Salary	1,500,000	4.4 x Base Salary

(1)   Common Shares and RSUs

(2)   Based on the Common Share price on the TSX on December 31, 2008 of $22.50

(3)   The 2008 Share Ownership Policy came into effect on January 1, 2008 and each of the Named Executive Officers has until January 1, 2011 to meet the ownership requirements

(4)   2009 share ownership requirements will be the same as 2008

Highlights of 2008 Company Performance

In 2008, the senior executive team significantly advanced all key objectives. Some highlights of 2008 performance are provided below.

Cash flow per share (before changes in working capital) increased 80% year over year which resulted in a five year compound growth rate of 20%.

Kinross’ performance relative to its market comparators was very strong in 2008. The HRCNC examined share price performance for each of the comparator groups as well as additional operational metrics compared with Canadian and U.S. senior gold producers. In 2008, Kinross’ share price performance was ranked #1 compared with (i) senior Canadian gold producers included in our Mining Comparator Group (see page 19), for the second consecutive year, (ii) senior U.S. global gold producers, for the third consecutive year, (iii) the S&P/TSX 60 Index (for companies that were members for all of 2008), and (iv) the Company’s North American mining, energy, oil and gas Comparator Group (see pages 19-20).  Kinross also achieved significant improvements in operational metrics which included total cost per ounce compared with its peers, production levels and cash flow earnings.

Kinross’ operating performance in 2008 was also exceptional. Operations project teams brought three new growth projects into production at Buckhorn, Kupol and Paracatu. Record production of approximately 1.84 million ounces, which represent a 48% increase in revenue and a 33% increase in margins over 2007, was delivered.

The Company completed 2 major development project acquisitions at attractive pricing: the acquisition of the Fruta del Norte property in Ecuador from Aurelian Resources Inc. and the acquisition of Lobe-Marte in Chile from Teck Cominco Ltd. and Anglo American plc.

The “Kinross Way” was launched in 2008, defining the purpose and values of the Company.  The Kinross Way acts as a roadmap for a successful future and defines the kind of company Kinross strives to be.

Major headway was made in 2008 with outstanding financial performance and improvements in Company governance, the definition of ten guiding principles for corporate social responsibility, the publication of the Company’s first corporate social responsibility report and successful environmental and community relations programs in all regions.

In view of the very strong performance delivered in 2008, the HRCNC assigned an overall corporate rating of 135% out of total possible score of 150% which equates to a performance rating of “Exceeds Expectations”. This rating was used in the calculation of the corporate portion of the Short Term Incentive which is weighted up to 60% for senior executives.

Performance Graph

The following performance graph shows the cumulative return over the five-year period ended December 31, 2008 for Common Shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Gold Index.  The graph and the table below show what a $100 investment made at the end of 2003 in Common Shares, the S&P/TSX Composite Index or the S&P/TSX Gold Index would be worth every year and at the end of the five-year period following the initial investment.

	2003	2004	2005	2006	2007	2008
KINROSS GOLD CORP	100	72.78	92.51	119.04	157.62	194.62
S&P/TSX COMPOSITE INDEX	100	145.08	180.26	211.38	232.18	155.53
S&P/TSX GOLD INDEX	100	107.41	129.95	166.37	175.91	183.48

Based on total salary and bonuses paid to Kinross’ executive officers as reported in its management information circulars, compensation increased year over year from 2003 to 2007.  In 2007, the increases reflected the recruitment of a new executive team, an adjustment of compensation to market rates and Company performance.  The increases in 2008, reflected Company performance.  Positive trends in the Company’s total shareholder return year over year in the last 5 years were reflected in overall corporate ratings which were above target, resulting in “Exceeds Expectations” ratings of the NEOs and increases in the salaries and bonuses over the same period.

2008 Four-Point Plan

Using the Company’s Four-Point Plan, each senior executive establishes an annual plan containing specific objectives that include desired corporate, individual and team metrics.  For each pillar of the Four-Point Plan (2008 objectives are shown in the table below) contains a series of metrics that underpin each objective.  For example:

(I)       “Deliver Asset Performance” specifically relates to production, cash costs, capital spending, among other performance objectives;

(II)     “Best Talent, Best Teams” specifically relates to objectives that ensure Kinross attracts, retains and develops the talent required to ensure successful results;

(III)    “Building Blocks for the Future” specifically relates to objectives that develop and enhance the foundational systems and processes required to responsibly and successfully operate a global mining company; and

(IV)    “Drive Future Value” specifically relates to objectives focused on developing and executing strategic initiatives targeting internal and external growth targets aimed at enhancing shareholder value.

1. Deliver Asset Performance	2. Best Talent, Best Teams	3. Building Blocks for the Future	4. Drive Future Value

Lead Industry EH&S	Attract & Retain the Best	Enhance Financial Management Systems	Upgrade Exploration Pipeline

Achieve Production & Performance Targets	Develop Leadership Bench-Strength	Enhance Governance Practices	Continue to Optimize Portfolio

Deliver More Cash Flow per Share Through Continuous Improvement	Develop Organizational Effectiveness	Develop & Implement CSR Strategy	Capitalize on New Market Opportunities

Deliver on the Major Construction & Development Projects	Evolve & Reward High Performance Culture	Implement “Kinross Way” Values Initiative	Pursue “Apple Seed” Initiatives

Advance Financial Spending at All Levels	Strengthen Employee Engagement	Strengthen Government Relations & Community Engagement Practices	Distinguish the Kinross Brand

Performance Targets and Results

The table below summarizes the 2008 performance targets and actual results for the Company as at December 31, 2008.  In 2008, the senior executive team was evaluated and compensated against these performance targets relative to the Company’s Four- Point Plan, Strategic Plan and budget.

Performance Targets	Met Target	Actual Results

Deliver Asset Performance

Increase Total Shareholder Return	☒

Achieved total Shareholder returns of 23.5% ranking 1st amongst senior Canadian gold producers for the 2nd consecutive year. Ranked 1st among Senior U.S. gold producers for the third consecutive year. Also ranked 1st in total returns versus the S&P/TSX 60 companies that were listed through all of 2008. Also ranked 1st versus the North America Mining, Energy, Oil and Gas Comparator group.

Outperform Gold Price and Key Gold Sector Mining Indices	☒

Outperformed the AMEX index, the XAU index, The S&P/TSX Composite and the S&P 500 in total shareholder returns (based on total shareholder returns; investing Dec. 31/07, selling Dec 31/08, re-investing dividends)

Lead Industry EH&S (Injury frequency rates exceed industry benchmarks)	☒

2008 Kinross Operated Sites — Employee Safety Statistics:

Lost Time Injury Frequency Rate of 0.67

Lost Workday Injury Frequency Rate of 0.94 vs. US Mines (MSHA) of 2.0

Total Medical Injury Frequency Rate of 1.20 vs. US Mines (MSHA) of 3.09

Achieve Production and Performance Targets	☒	Cash flow per share (before changes in working capital) grew 80% year over year (2007 to 2008) to $1.01 (USD). 1.84 million gold-equivalent ounces were produced; an increase of 16% over 2007.

Deliver on Major Construction Projects	☒	Kupol (Russia) and Buckhorn (USA) met all objectives for schedule and budget; Paracatu (Brazil) behind schedule but exceeded industry performance for schedule and capital budget management.

Advance Financial Spending Discipline At All Levels	☒

Total cost of sales performance was superior to competitors (based on Merrill Lynch Research Q08 Gold-only all-in-one costs vs. senior gold producers) contained year over year (2007 to 2008) growth to 20%; better than senior gold competitors based on company benchmarking.

Performance Targets	Met Target	Actual Results

Best Talent, Best Teams

Develop Organizational Effectiveness	☒	Upgraded team in Finance, SCM, IT, Government relations, legal and the executive team. Integrated Goldcorp Inc. (La Coipa mine) and Aurelian Resources Inc. (Fruta del Norte) acquisitions.

Strengthen Employee Engagement	☒	Improvement plans completed at each site based on quarterly reviews; increased deployment of common pay for performance program.

Developing Leadership Bench Strength	☒

Trained leaders in North America and Chile on common leadership curriculum. Hired key executives in leadership positions both at corporate, region and site. All key openings were filled through year end 2008.

Building Blocks for the Future

Develop and Implement Corporate Social Responsibility Strategy	☒	Kinross’s first Corporate Social Responsibility report was published in multiple languages; programs enhanced in all communities where Kinross operates.

Enhance Financial and Management Systems	☒	Effective review process and risk management mitigation in place addressing all critical areas.

Enhance Governance Practices	☒

Continue to enhance overall governance practices and disclosure to industry leading standards. One measure of progress was that the Company moved up 21 places to 27th in the 2008 Globe and Mail Corporate Governance Rankings; Kinross was the highest ranked senior gold producer.

Drive Future Value

Upgrade Exploration Pipeline & Optimize Portfolio	☒

Completed over 100 site visits and over 50 exploration property assessments; completed 7 new exploration joint ventures; completed the disposal of the Julietta and Kubaka mines in Russia; purchased a royalty on the Round Mountain mine in Nevada; disposed of the Hammond Reef project (Ontario); replaced reserves depleted through mining operations — year-end proven and probable mineral reserves were approximately 45.6 million ounces (a year over year reduction of approximately 888,000 ounces was related to engineering changes at the Cerro Casale project and divestitures)(1).

Capitalize on New Market Opportunities	☒

Acquired 2 high quality development project: Fruta del Norte (with acquisition of Aurelian Resources Inc.) and Lobo-Marte; initiated a Junior Equity Investment Initiative with 12 investments in 9 companies.

Distinguish the Kinross Brand	☒

3 additional research firms covering Kinross equity at year end. CEO and executive team continued to successfully build the credibility of the Company through performance and ongoing investor communications.

(1)          For further information regarding the Company’s mineral reserves and mineral resources, please refer to Kinross’ Mineral Reserve and Resource Statements at December 31, 2008, as released February 18, 2009, which can be in the Company’s Annual Information Form filed on SEDAR at www.sedar.com and on the Company’s web site at www.kinross.com.

Personal Performance Measures for Named Executive Officers

For each senior executive, the personal performance component of the short-term incentive and the long-term incentive evaluation is based on a number of measures and is weighted up to 40% in determining short-term incentive payouts.

Tye W. Burt

In 2008 Mr. Burt’s objectives included: achieving superior shareholder returns; demonstrating continued industry leadership in operating performance; enhancing Kinross’ reputation as a socially responsible corporate citizen, and implementing people leadership initiatives globally.  Other key objectives in 2008 included: oversight and negotiation of strategic acquisitions, investments, and divestitures; leading shareholder marketing efforts; enhancing investor, public and government relations; leading the development and implementation of the

Company’s Strategic Plan; providing direction and leadership in respect of the Company’s values, annual Four-Point Plan and various operating initiatives.

Mr. Burt’s accomplishments in 2008 included: delivering a cash flow per share increase of 80% year over year; achieving a #1 ranking in Total Shareholder Return compared with senior Canadian gold producers for the second consecutive year and for the third consecutive year against US gold comparators; developing leadership bench strength through key executive hires; completing two development acquisitions (Fruta del Norte and Lobo-Marte) at attractive prices; reviewing potential acquisitions aimed at upgrading the exploration pipeline; advancing the Kinross Way through financial performance; developing and implementing a corporate social responsibility strategy including programs in all communities in which Kinross operates; enhancing governance practices and disclosure; and building the credibility and profile of the Company through investor relations and communications.

In fulfilling his responsibilities as the only executive Director on the Board, Mr. Burt’s achievements included recommending key management decisions, assisting with various Board initiatives; maintaining strategic industry, regional, government and stakeholder relationships; providing leadership on the hiring and development of the senior leadership team.

Based on Mr. Burt’s 2008 achievements, the Board awarded him an overall rating of “Exceeds Expectations”.

Timothy C. Baker

As Chief Operating Officer in 2008, Mr. Baker’s objectives included: providing the leadership, training and processes to ensure industry leading environmental health and safety performance; achieving all production targets and competitive cost performance; commissioning three major construction and development projects in multiple geographies.

Mr. Baker’s achievements in 2008 included: achieved safety performance that was significantly better than industry standard and continued to develop safety awareness with Risk Assessment training across all operations; outstanding environmental performance including certification of two additional operations (Kettle River and Maricunga), bringing the total number of operations certified to the ICMI Cyanide Code Certification to five; achieved production target of 1.8 million gold equivalent ounces at an operating cost of US$395 per ounce produced in accordance with budget, due in part to savings of $28 million through the continuous improvement activities at the mine sites; successfully commissioning three major construction projects at Kupol (Russia), Buckhorn (USA) and Paracatu (Brazil) and achieving on-track construction of the heap leach project at Fort Knox; development of the operating, technical services and project teams through key strategic hires; replacement of mined reserves at the operations through successful mine site exploration; improved life of mine planning processes; improved management of risk practices at all sites; and successful evaluation and justification of the Futa del Norte (Ecuador) and Lobo-Marte (Chile) projects by the Technical Services group.

Based on these achievements, the Board approved an overall rating of “Exceeds Expectations” for Mr. Baker.

Thomas M. Boehlert

As Chief Financial Officer, in 2008 Mr. Boehlert’s objectives included: enhancing overall Company reporting and control processes, establishing a supply chain strategy and key performance indicators; implementing financial systems for two new project start ups; implemented a global capital expenditure approval policy and standard processes, delivering IT ERP projects.

Mr. Boehlert’s accomplishments included significantly improving corporate budgeting, cost and cash management processes; enhancing financial and management systems by significantly improving risk management practices, installing JD Edwards Enterprise Resource Planning systems, implementing a treasury system, oversight of hedging programs on key commodities and attracting key talent to the finance team.  Mr. Boehlert also provided leadership in the integration of La Coipa and Aurelian Resources Inc. acquisitions. He secured a new 10 year power supply contract for Paracatu securing cost effective power supply for that location and led programs to secure commercial energy solutions for Kinross.  He provided financial leadership by executing on key financing transactions including a $460 million convertible note offering.

Based on these achievements, the Board approved an overall rating of “Exceeds Expectations” for Mr. Boehlert.

Hugh A. Agro

As Executive Vice President, Strategic Development Mr. Agro’s key objectives in 2008 included: optimizing the Kinross portfolio of mining assets through the acquisition of quality new growth opportunities and disposal of non-core assets, the implementation of an accelerated exploration strategy and the replacement of mined reserves at existing operations.

Mr. Agro’s accomplishments in 2008 included: effective leadership over Kinross’ corporate development team resulting in the prioritization and successful acquisition of Aurelian Resources Inc., Lobo-Marte and the Louisiana Land & Exploration Company royalty and the disposal of the Kubaka Mine, the Julietta Mine and the Hammond Reef project; strategic direction over Kinross’ company-wide exploration teams resulting in improved alignment of exploration objectives across the Company, an increased pace of generative exploration activities, the completion of seven new exploration joint ventures, the addition of four prospective new exploration districts and the replacement of mined reserves at existing operations.  Mr. Agro also succeeded in initiating a Junior Equity Investment initiative during the year and oversaw the establishment and staffing of a commercial office in Moscow improving Kinross’ ties with the business community in Russia.

Based on these achievements, the Board approved an overall rating of “Exceeds Expectations” for Mr. Agro.

Geoffrey P. Gold

As Executive Vice President & Chief Legal Officer, Mr. Gold’s key objectives included:  providing legal leadership on a variety of corporate transactions and legal matters for the senior leadership team; enhancing governance practices in the areas of compliance, litigation management, core policy development and implementation, continuous disclosure and regional legal compliance (including subsidiary governance); and building internal and external legal capability through strategic hires and the management of external counsel.

Mr. Gold’s 2008 accomplishments included:  providing legal leadership on a number of key transactions completed by the Company including the Aurelian Resources and Lobo-Marte acquisitions; the convertible note offering; a number of joint ventures and various other acquisitions and divestitures; negotiating and completing a settlement of the complex Kinam preferred share class action; building the global legal team’s capability through strategic hires in Brazil, Toronto and Russia; as well as overseeing and completing a number of governance initiatives including the development of the new Whistleblower Policy and Majority Voting Policy for the Board of Directors, realizing substantial improvement in Kinross’ public governance rankings.

Based on these achievements, the Board approved an overall rating of “Exceeds Expectations” for Mr. Gold.

Compensation of Named Executive Officers

Based on the superior Company and individual performance of the senior executives, the CEO and HRCNC reviewed total compensation scenarios for the senior executives that would have met the Company’s pay for performance objective of paying compensation at P90 of the comparator group for performance that exceeds expectations.  However, in light of forecasted reductions in competitive compensation levels, the CEO and HRCNC applied discretionary reductions to 2008 short-term, medium-term and long-term incentive compensation awards to reflect such forecasted reductions while still providing recognition of the strong performance of the senior executives.

The following is a summary of the compensation determinations made with respect to each of the Named Executive Officers(1):

NEOs	2008 Base Salary(2) (US$)	Short Term Incentive(3) (US$)	Total Cash Compensation (US$)	Medium and Long Term Incentives(4) (US$)
Tye W. Burt	Annual salary was $1,172,625, an increase from $911,798 in 2007.

The Board reviewed Mr. Burt’s performance and determined that the objectives were exceeded in aggregate. Based on the corporate and personal performance achieved in 2008, the Board awarded Mr. Burt a short-term incentive award valued at $2,577,336.

Total cash compensation awarded in 2008 was $3,749,961

Mr. Burt was granted 269,252 Options with a compensation value at the time of grant of $2,221,661. The Board also awarded Mr. Burt 149,637 RSUs (of which 11,971 were PSUs), representing an aggregate value of $3,332,491 based on the closing price of the Common Shares on the day prior to grant.

Timothy C. Baker	Annual salary was $539,408, an increase from $488,463 in 2007.

The Board reviewed Mr. Baker’s performance and determined that the objectives were exceeded in aggregate. Based on the corporate and personal performance achieved in 2008, the Board awarded Mr. Baker a short-term incentive award valued at $982,308.

Total cash compensation awarded in 2008 was $1,521,716

Mr. Baker was granted 103,328 Options with a compensation value at time of grant of $852,585. The Board also awarded Mr. Baker 57,426 RSUs (of which 4,786 were PSUs) representing an aggregate value of $1,278,878

Thomas M. Boehlert	Annual salary was $586,313, an increase from $488,463 in 2007.

The Board reviewed Mr. Boehlert’s s performance and determined that the objectives were exceeded in aggregate. Based on the corporate and personal performance achieved in 2008, the Board awarded Mr. Boehlert a short-term incentive award valued at $978,556.

Total cash compensation awarded in 2008 was $1,564,869

Mr. Boehlert was granted 93,415 Options with a compensation value at time of grant of $770,784. The Board also awarded Mr. Boehlert 51,916 RSUs (of which 4,327 were PSUs) representing an aggregate value of $1,156,175

Hugh A. Agro	Annual salary was $492,503, an increase from $370,552 in 2007.

The Board reviewed Mr. Agro’s performance and determined that the objectives were exceeded in aggregate. Based on the corporate and personal performance achieved in 2008, the Board awarded Mr. Agro a short-term incentive award valued at $818,187.

Total cash compensation awarded in 2008 was $1,310,690

Mr. Agro was granted 94,875 Options with a compensation value at time of grant of $782,835. The Board also awarded Mr. Agro 52,727 RSUs (of which 4,394 were PSUs) representing an aggregate value of $1,174,254

Geoffrey P. Gold	Annual salary was $469,050, an increase from $372,162 in 2007

The Board reviewed Mr. Gold’s performance and determined that the objectives were exceeded in aggregate. Based on the corporate and personal performance achieved in 2008, the Board awarded Mr. Gold a short-term incentive award valued at $845,398.

Total cash compensation awarded in 2008 was $1,314,448

Mr. Gold was granted 69,299 Options with a compensation value at time of grant of $571,797. The Board also awarded Mr. Gold 38,514 RSUs (of which 3,210 were PSUs) representing an aggregate value of $857,696.

(1)	Compensation is paid in Canadian dollars and was converted to US dollars for purposes of this table using a US$ exchange rate for Cdn. $1.00 of 0.9381 for 2008.
(2)	Base salaries for 2009 are determined at year-end 2008; no salary increases were given to the NEOs and other senior executives for 2009.
(3)	Target award is 200% of annual base salary for Mr. Burt and 150% for Mr. Boehlert, Mr. Baker, Mr. Agro and Mr. Gold.
(4)

The HRCNC considered: (i) the NEO’s performance in 2008; (ii) the results of the annual market review; (iii) the target overall compensation mix for the NEO; (iv) the targeted relative mix of Options to RSUs in terms of expected value for the NEO; and (v) the value of the NEO’s previous Option and RSU awards. The Black-Scholes model is used to assign a prospective value for Options for purposes of determining the number to be granted. Upon vesting, and until their expiry, the Options may or may not be “in the money”

depending on the Common Share price during that period at times when the executive is not restricted from trading under the Company’s insider trading policy.

EXECUTIVE COMPENSATION

Executive Compensation — Summary Compensation Table

The following table provides information for the year ended December 31, 2008 regarding the annual compensation paid to or earned by the Company’s President and CEO, the Company’s Chief Financial Officer and the three other most highly compensated executive officers whose total salary and short-term incentives exceeded $150,000 for the year 2008 (the “Named Executive Officers” or “NEOs”).  In addition to the information required to be disclosed in the Summary Compensation Table under applicable securities laws, the following table includes the compensation value of Option awards as of their award date, and a total dollar value of compensation received.

Summary Compensation Table(1)

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary (US$)	Share- based Awards(2) (US$)	Option- based Awards(3) (US$)	Annual Incentive Plans(4) (US$)	Pension Value(5) (US$)	All Other Compensation(6) (US$)		Total Compensation (US$)
Tye W. Burt President and Chief Executive Officer	2008	1,172,625	3,332,491	2,221,661	2,577,336	843,601	230,937		10,378,651

Timothy C. Baker Executive Vice President & Chief Operating Officer	2008	539,408	1,278,878	852,585	982,308	290,435	115,140		4,058,754

Thomas M. Boehlert Executive Vice President & Chief Financial Officer	2008	586,313	1,156,175	770,784	978,556	349,246	37,160		3,878,234

Hugh A. Agro Executive Vice President, Strategic Development	2008	492,503	1,174,254	782,835	818,187	256,774	29,393		3,553,946

Geoffrey P. Gold Executive Vice President & Chief Legal Officer	2008	469,050	857,696	571,797	845,398	242,894	73,374	(7)	3,060,209

(1)          Compensation is paid in Canadian dollars and was converted to United States dollars for purposes of this table using the following US$ exchange for Cdn.$1.00 rate: 2008-0.9381

(2)          Amounts shown represent RSUs granted as part of the annual compensation package of each Named Executive Officer, valued at the date of the grant based on the market price of the Common Shares on the TSX at market close on the last trading day immediately preceding the date of grant. RSUs generally vest as to one-third at the first anniversary date of the grant, one-third on the second anniversary date of grant and one-third on the third anniversary date of the grant. See “Report on Executive Compensation — Compensation Elements — Long-Term Incentives — (B) Restricted Share Plan” for more details on the Restricted Share Plan, including the treatment for the Restricted Share Units of any dividends payable on Common Shares.

(3)          The Black-Scholes model was used to calculate and assign a prospective value of $8.7957 per Option granted to the NEOs. Upon vesting, and until their expiry, the Options may or may not be “in the money” depending on the Common Share price during that period at times when the executive is not restricted from trading under the Company’s insider trading policy.

(4)          Amounts shown reflect short-term incentive awards made to NEO to recognize their accomplishments in 2008. Additional details of each NEO objectives and accomplishments are provided on pages 30-32 of this Circular.

(5)          This column includes contributions made to each Named Executive Officer’s ERA Plan.

(6)          This column includes payments made in connection with perquisites provided to senior executive officers which include parking, car allowance (CEO only), financial counselling services, additional life, long-term disability and critical illness insurance, home security services an executive medical membership and a medical reimbursement plan. Perquisites over 25% of the total perquisite value for each NEO include: Mr. Burt’s long-term disability which represents 49% of his total perquisite amount and Mr. Baker’s long-term disability which is 30% of his total perquisite amount; Mr. Boehlert’s home security services accounts for 48% of his total perquisite amount; Mr. Agro’s life insurance accounts for 34% of his overall total perquisite amount; Mr. Gold’s financial counselling represents 36% of his total perquisite amount.

(7)          Mr. Gold serves as a director of Consolidated Puma Minerals Corp. (“Puma”), a corporation listed on the TSX Venture Exchange in which Kinross holds an interest (approximately, 34.6% as of February 28, 2009). In his capacity as a director of Puma, Mr. Gold received options to purchase common shares of Puma pursuant to Puma’s stock option plan. Pursuant to arrangements between

Mr. Gold and Kinross, Kinross will receive any economic benefit that results from the exercise of such options. As of March 31, 2009, Mr. Gold has not exercised any Puma options.

Outstanding Share-based awards and Option-based awards

The following table provides details regarding the outstanding RSUs (including PSUs) and Options granted to the Named Executive Officers as of December 31, 2008:

	Option-based Awards				Share-based Awards (RSUs)
Name	Common Shares underlying unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in- the-money Options ($)	Number of Common Shares that have not vested (#)	Market or payout value of RSU awards that have not vested(2) ($)
Tye W. Burt	450,000	12.73	Mar. 23, 2010	4,396,500	323,704	7,283,343
	150,000	12.73	Apr. 03, 2011	1,465,500
	200,000	13.82	Jan. 02, 2012	1,736,000
	173,010	18.10	Dec. 12, 2012	761,244
	283,046	23.79	Feb. 26, 2013	0

Timothy C. Baker	40,000	13.51	May 09, 2011	359,600	76,484	1,720,892
	45,000	13.82	Jan. 02, 2012	390,600
	40,000	18.10	Dec. 12, 2012	176,000
	122,126	23.79	Feb. 26, 2013	0

Thomas M. Boehlert	82,500	12.73	Apr. 03, 2011	806,025	116,719	2,626,183
	70,000	13.82	Jan. 02, 2012	607,600
	75,260	18.10	Dec. 12, 2012	331,144
	126,437	23.79	Feb. 26, 2013	0

Hugh A. Agro	30,000	12.73	Apr. 25, 2010	293,100	114,608	2,578,683
	60,000	12.73	Apr. 03, 2011	586,200
	46,000	13.82	Jan. 02, 2012	399,280
	50,000	17.72	Nov. 12, 2012	239,000
	100,000	18.10	Dec. 12, 2012	440,000
	126,437	23.79	Feb. 26, 2013	0

Geoffrey P. Gold	36,667	13.18	Apr. 18, 2011	361,736	77,935	1,753,539
	20,000	13.82	Jan. 02, 2012	173,600
	61,419	18.10	Dec. 12, 2012	270,244
	100,575	23.79	Feb. 26, 2013	0

(1)   Based on the Common Share price on the TSX on December 31, 2008 of $22.50.

Incentive Plan Awards — Value Vested or Earned during the year

The following provides details on the value of awards vested or earned during the year ended December 31, 2008 under the Short Term Incentive Plan and the Long Term Incentive Plan(1):

Name	Option-based Awards – Value vested during the year ($)	Share-based awards(2) – Value vested during the year ($)	Short Term Incentive Plan – Value earned during the year ($)
Tye W. Burt	2,495,333	1,906,347	2,747,400
Timothy C. Baker	256,166	388,955	1,047,125
Thomas M. Boehlert	478,881	857,564	1,043,125
Hugh A. Agro	504,578	807,516	872,175
Geoffrey P. Gold	306,344	309,451	901,182

(1)          The price of Common Shares on the TSX at the close of markets on December 31, 2008 was $22.50.

(2)          Includes vested RSU awards and the Company match of shares purchased pursuant to the Employee Share

Purchase Plan.

Pension and Other Benefit Plans

Executive Retirement Allowance Plan (ERAP)

In 2004, the Company adopted the ERA Plan, the terms of which are described under “Compensation Elements — Pension and Other Retirement Benefit Plans” on page 26. The following is a table showing the accumulated value under the ERA Plan in 2008 for each Named Executive Officer:

Name	Accumulated value at start of year ($)	Compensatory ($)	Non-Compensatory ($)	Accumulated value at year end ($)
Tye W. Burt	1,039,242	838,860	60,406	1,938,508
Timothy C. Baker	180,725	296,249	13.350	490,324
Thomas M. Boehlert	222,703	355,651	16,640	594,994
Hugh A. Agro	198,755	260,438	13,279	472,472
Geoffrey P. Gold	160,122	247,500	11,421	419,043

Employment Contracts

All the Named Executive Officers have agreements with the Company in respect of their employment.  The annual salary payable under each of these employment agreements (the “Employment Agreements”) is adjusted annually based on the Named Executive Officer’s performance and the Company’s performance in the preceding year.  The Employment Agreements provide for certain restrictions on the employment of the Named Executive Officers (other than Mr. Burt) by competitors, for twelve months after the termination of employment with Kinross.

The Employment Agreements may be terminated by the Company with or without cause, or by the resignation of the employee, in all cases by written notice.  Upon termination of the employment of a Named Executive Officer without cause by the Company or the termination by an employee following a material or detrimental alteration of the employee’s position, a material reduction of salary or other specific adverse events for the Named Executive Officer (a “Triggering Event”), the Company will pay the Named Executive Officer (other than Mr. Burt) a lump sum severance payment equal to the aggregate of: (i) two times his base salary; and (ii) two times the greater of his target bonus and average bonus paid in the two prior fiscal years (or, if the Named Executive Officer has not been employed for two years, the bonus paid in the previous year; or if no bonus has been paid, the target bonus).  In addition, the benefits (health, dental and life insurance) and ERA Plan contributions for each Named Executive Officer (other than Mr. Burt) will continue for the ensuing two years or, alternatively, the Named Executive Officer will be paid a lump sum equal to 30% of his salary at the time of termination in respect of benefits and a lump sum equal to the present value of two years of ERA Plan contributions.

If a change of control of the Company occurs and Mr. Burt gives notice voluntarily terminating his employment within 12 months of such change of control, the severance payment to Mr. Burt would be equal to 2.5 times his current base salary, target bonus and pension and benefits.  In the case of any other Named Executive Officer, if the Named Executive Officer is subject to a Triggering Event within 18 months of the change of control, the severance payment to the NEO would be equal to: (i) three times base salary (2.9 times in the case of Mr. Boehlert); and (ii) three times the greater of target bonus and average bonus paid in respect of the two prior fiscal years (2.9 times in the case of Mr. Boehlert).  Similarly, the benefits (health, dental and life insurance) and ERA Plan contribution periods for each Named Executive Officer (other than Mr. Burt) will be increased to three years (2.9 years in the case of Mr. Boehlert) or, alternatively, the Named Executive Officer will be paid a lump sum equal to 30% of his salary at the time of termination in respect of benefits and a lump sum equal to the present value of three years of ERA Plan contributions (2.9 years in the case of Mr. Boehlert).

In addition, the Named Executive Officer’s RSUs and Options will, upon a change of control, vest immediately and will remain in effect until their normal expiry.  Each of the Named Executive Officers is also entitled to be reimbursed up to a maximum of $10,000 for legal services and financial consulting services engaged by a Named Executive Officer in connection with his termination. There is no provision for set off of compensation provided to the Named Executive Officers if alternative employment is obtained. Each of the Named Executive Officers (other than Mr. Burt) is subject to a 12-month non-competition and non-solicitation covenant.

A change of control includes, among other things, a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the Kinross shareholders, a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Corporation or the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the Company which may be cast to elect directors of the Company or its successor.

Other than as described above, the Company (and its subsidiaries) currently have no employment contracts in place with the Named Executive Officers and no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company (and its subsidiaries), from a change of control of the Company (and its subsidiaries) or a change in the Named Executive Officers’ responsibilities following a change of control.

The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed financial year. No NEO would receive an incremental payment, payable or benefit in the event the NEO is terminated for cause.

The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed financial year.(1) No NEO would receive an incremental payment or benefit in the event the NEO is terminated for cause or voluntarily terminates.

Name	Retirement(2) ($)	Death(3) ($)	Involuntary Termination Without Cause (including constructive dismissal)(4) ($)	Change in Control(3)(5) ($)	Termination Following Change in Control(6) ($)
Tye W. Burt	0	148,046	—	148,046	11,040,100
Timothy C. Baker	0	33,332	3,472,700	33,332	5,107,400
Thomas M. Boehlert	0	49,837	4,040,800	49,837	5,728,700
Hugh A. Agro	0	55,882	3,171,600	55,882	4,664,200
Geoffrey P. Gold	0	34,961	3,021,000	34,961	4,442,600

(1)

This table reflects the estimated incremental payments that are triggered under each circumstance listed in the columns above. It does not include vested Options or accrued pension benefits under the ERA Plan.

(2)	Upon retirement, NEOs receive accumulated values in the ERA Plan as reported under “Pension and Other Benefit Plans” on page 36.
(3)

RSUs and Options vest immediately upon death and change in control. The amounts shown represent the present value of the accelerated vesting of Options and RSUs under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2008 corresponding to each applicable discount period.

(4)

Amounts shown include: a payment of two times base salary; two times the greater of average bonus or target bonus for two years; benefits valued at 30% of salary; the present value of a two year ERAP accrual and financial counseling. Mr. Burt’s involuntary termination without cause severance payment is to be determined in accordance with the common law.

(5)

Amounts shown include a payment of three time base salary; three times the greater of average bonus or target bonus for two years (or actual one year bonus if not employed for 2 years or target bonus if new); benefits valued at 30% of salary; the present value of a three year ERAP accrual and financial counseling. In addition, all outstanding RSUs and Options become immediately exercisable.

(6)	These amounts do not include the present value of the accelerated vesting of RSUs and Options as a result of a change of control, which is noted in the previous column.

Compensation On Termination Of Employment, On Retirement or Death

Type of Termination	Severance	Short-Term Incentive	Options	RSUs	Benefits	Retirement Plan
Retirement	None	Prorated incentive paid based on retirement date	Vest and must be exercised within 60 days	RSUs subject to a Restricted Period are forfeited, and those subject solely to a Deferred Payment Date are exercised for Common Shares	None	Retiring allowance payable

Death	None	Prorated incentive paid based on date of death	All unvested Options vest with lesser of 12 months and original term to exercise	All RSUs are automatically exercised for Common Shares	Health and dental benefits continue for eligible dependents for 2 years	Retiring allowance payable to surviving beneficiary

Additional Equity Compensation Plan Information

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the year ended December 31, 2008(1):

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and RSUs units(2)	Weighted-average price of outstanding Options, warrants and RSUs(3)	Number of securities remaining available for future issuance under equity compensation plans(4)(5)
Equity compensation plans approved by security holders	9,878,429	$16.22	13,891,299
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	9,878,429	$16.22	13,891,299

(1)          This table does not include Options and RSUs granted in early 2009 prior to the date of this Circular.

(2)          Represents the number of Common Shares reserved for issuance upon exercise of outstanding Options (including Options granted under acquired companies’ plans) and RSUs.

(3)          Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 1,585,150 RSUs were outstanding as of December 31, 2008.

(4)          Based on the maximum number of Common Shares reserved for issuance upon exercise of Options under the Stock Option Plan of 17,166,667 and under the Restricted Share Plan of 8,000,000.

(5)          In addition, as of December 31, 2008, 5,666,666 Common Shares remained available for issuance under the Employee Share Purchase Plan.

Currently, a maximum of 22,833,333 Common Shares, representing approximately 3.29% of the Common Shares issued and outstanding as at March 26, 2009, may be issued under the Share Incentive Plan.  As at March 26, 2009, there were 4,948,678 Common Shares, representing approximately 0.07% of the issued and outstanding Common Shares, to be issued upon the exercise of outstanding Options under the Share Incentive Plan, and 2,843,545 Common Shares, representing approximately 0.04% of the issued and outstanding Common Shares, remaining available for issuance under the Share Purchase Plan.  Currently, a maximum of 8,000,000 Common Shares, representing approximately 1.15% of the Common Shares issued and outstanding as at March 26, 2009, may be issued under the Restricted Share Plan.  As at March 26, 2009, there were 4,064,346 Common Shares, representing approximately 0.06% of the issued and outstanding Common Shares, remaining available for issuance under the Restricted Share Plan.

The following table sets out the Overhang, Dilution and Burn Rate percentages in respect of Options under the Company’s Stock Option Plan for the fiscal years ended 2008, 2007 and 2006:

	2008	2007	2006
Overhang(1)	2.01%	0.97%	1.85%
Dilution(2)	0.65%	0.58%	1.50%
Burn Rate(3)	0.23%	0.31%	0.55%

(1)

“Overhang” means the total number of Options available for issuance, plus all Options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Common Shares of the Company at the end of the fiscal year.

(2)	“Dilution” means Options issued but not exercised, expressed as a percentage of issued and outstanding Common Shares of the Company at the end of the fiscal year.
(3)	“Burn Rate” means the number of Options issued each year, expressed as a percentage of the issued and outstanding Common Shares of the Company at the end of the fiscal year.

Amendments to Equity Compensation Plans

Share Incentive Plan

At the 2008 Annual General Meeting, the Company’s shareholders approved increasing the maximum number of Common Shares made available for the Share Incentive Plan from 12,833,333 to 22,833,333, and in connection with the increase, to change the maximum number of Common Shares made available for the Share Purchase Plan from 3,666,666 to 5,666,666 and change the maximum number of Common Shares made available for the Share Option Plan from 9,166,667 to 17,166,667.

Also at the 2008 Annual General Meeting, the Company’s shareholders approved changes to the amendment provisions of the Share Incentive Plan which now permit the HRCNC, without shareholder approval, to amend, modify or change the provisions of the Share Incentive Plan or any Options granted under the Stock Option Plan. However, shareholder approval is required for an amendment, modification or change that: (i) increases the number of Common Shares reserved for issuance under the Stock Option Plan, except in connection with a change of control or pursuant to the provisions in the Stock Option Plan which permit the HRCNC to make equitable adjustments in the event of transactions affecting the Company or its capital, (ii) extends eligibility to participate in the Stock Option Plan to non-employee directors, (iii) permits Stock Option Rights to be transferred other than for normal estate settlement purposes, (vii) permits awards, other than the Stock Option Rights, to be made under the Restricted Share Plan, or (viii) deletes or reduces the range of amendments which require shareholder approval. Any other amendments, modifications or changes are subject, if required, to regulatory approval.

Effective following the 2008 Annual General Meeting, the HRCNC approved the following amendments to the Share Incentive Plan which, in accordance with the terms of the Share Incentive Plan, did not require shareholder approval:

•                  Except as otherwise provided in the Stock Option Plan, each Option will become exercisable in equal instalments over three years, with 1/3 of the Option becoming exercisable on the first anniversary of the date of grant, another 1/3 of the Option becoming exercisable on the second anniversary of the date of grant and the remaining 1/3 of the Option becoming exercisable on the third anniversary of the date of grant.

•                  The maximum number of Options whose exercisability may be accelerated at the discretion of the HRCNC in connection with the termination of employment of a participant is limited to no more than 10% of the Common Shares authorized for issuance under the Share Incentive Plan and Restricted Share Plan.

•                  Shareholder approval is required for changes having the effect of reducing restrictions on the exercisability of Options granted under the Share Incentive Plan except in the event of death, disability, retirement or termination of employment or upon a change of control.

Restricted Share Plan

At the 2008 Annual General Meeting, the Company’s shareholders approved increasing the maximum number of Common Shares made available for the Restricted Share Plan from 4,000,000 to 8,000,000.

Also at the 2008 Annual General Meeting, the Company’s shareholders approved changes to the amendment provisions of the Restricted Share Plan that permitted the HRCNC to amend the Restricted Share Plan, without shareholder approval, provided that shareholder approval would be required for an amendment, modification or change that: (i) increases the number of Common Shares reserved for issuance under the Restricted Share Plan, except in connection with a change of control or pursuant to the provisions in the Restricted Share Plan which permit the HRCNC to make equitable adjustments in the event of transactions affecting the Company or its capital, (ii) extends eligibility to participate in the Restricted Share Plan to non-employee directors, (iii) permits Restricted Share Rights to be transferred other than for normal estate settlement purposes, (vii) permits awards, other than the Restricted Share Rights, to be made under the Restricted Share Plan, or (viii) deletes or reduces the range of amendments which require shareholder approval. Any other amendments, modifications or changes are subject, if required, to regulatory approval.

Effective following the 2008 Annual General Meeting, the HRCNC approved the following amendments to the Restricted Share Plan which, in accordance with the terms of the Share Incentive Plan, did not require shareholder approval:

•                  Except as otherwise provided in the Restricted Share Plan, at least 1/3 of any grant of restricted share rights shall be restricted until the first anniversary of the grant, another 1/3 shall be restricted at least until the second anniversary of the grant and the remaining 1/3 shall be restricted at least until the third anniversary of the grant.

•                  The maximum number of Common Shares for which the restricted period may be shortened at the discretion of the HRCNC in connection with the termination of employment of a participant is limited to no more than 10% of the Common Shares authorized for issuance under the Restricted Share Plan and the Share Incentive Plan.

•                  Shareholder approval is required for a change to the Restricted Share Plan which (i) permits awards, other than the restricted share rights, to be made under the Restricted Share Plan, (ii) reduces the restricted period for restricted share rights granted under the Restricted Share Plan except in the event of death, retirement or termination of employment or upon a change of control.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of the Company, as at March 31, 2009 there was no outstanding indebtedness to the Company or its subsidiaries incurred by Directors, executive officers or employees, or former directors, executive officers or employees of the Company and its subsidiaries in connection with the purchase of securities of the Company or its subsidiaries, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Company or its subsidiaries. In addition, the Company does not grant personal loans to its directors and executive officers, as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.

Interest of Informed Persons in Material Transactions

Since January 1, 2008, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or its subsidiaries.

CORPORATE GOVERNANCE

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its Committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the Company’s affairs and in light of the opportunities or risks that the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Board monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices.  Extensive regulatory changes have come into effect or are proposed under the rules and regulations issued by Canadian Securities Administrators, including a national policy entitled “Corporate Governance Guidelines” and related disclosure requirements that were adopted in 2005 (the “Corporate Governance Guidelines”), as well as by the Securities and Exchange Commission (SEC) and the NYSE giving effect to the provisions of the Sarbanes-Oxley Act of 2002 (United States).  The Board will continue to review and revise the Company’s governance practices in response to changing governance expectations, regulations and best practices.

The Company’s corporate governance practices have been designed to be in line with applicable Canadian Corporate Governance Guidelines. In addition, Kinross is fully compliant with Multilateral Instrument 52-110 pertaining to audit committees adopted by Canadian securities regulators.  Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the “NYSE Standards”) are not applicable to the Company, the Company has corporate governance practices that are substantially compliant with NYSE Standards. Details of the Company’s corporate governance practices compared to NYSE Standards are available for review on the Company’s website at www.kinross.com.

The Board has established a Corporate Governance Committee that is responsible for reviewing corporate governance guidelines and recommending to the Board amendments to the guidelines where appropriate.

The Board of Directors

There are currently eleven members of the Board, of whom ten are independent within the meaning of the Corporate Governance Guidelines and the NYSE Standards. The independent Directors hold regularly scheduled meetings (at least once every quarter).  Mr. Burt is not independent as he is an officer of the Company.

The Board has appointed a Chair, Mr. John Oliver.  The Chair of the Board (also referred to as the Independent Chair) is an independent Director who has been designated by the full Board to assume the leadership of the Board and to enhance and protect, with the Corporate Governance Committee and the other Committees of the Board, the independence of the Board.  The responsibilities of the Independent Chair are set out in a position description for the Independent Chair adopted by the Board.  These responsibilities may be delegated or shared with the Corporate Governance Committee and/or any other independent Committee of the Board and include responsibilities such as:

•                  chairing all meetings of Directors;

•                  providing leadership to the Board to enhance the Board’s effectiveness;

•                  managing the Board;

•                  acting as a liaison between the Board and management; and

•                  representing the Company to certain external groups.

A copy of the position description of the Independent Chair is available upon request to the Corporate Secretary of the Company.

The Directors meet regularly without management to review the business operations, corporate governance and financial results of the Company. In fiscal 2008, the independent Directors held a meeting without members of management being present prior to each regularly scheduled meeting of Directors, for a total of four meetings.

The attendance record of each Director and Committee member at meetings held during the last year is set out in the table appearing under “Nominees for Election as Directors”.

The names of other reporting issuers for whom certain Kinross Directors also serve as directors are set out in the table appearing under “Nominees for Election as Directors”.

Board Charter and Report on Board Activities

The Board mandate has been formalized in a written charter.  The Board discharges its responsibilities directly and through Committees of the Board, currently consisting of the Audit Committee, Corporate Governance Committee, Environmental, Health & Safety Committee, Human Resources, Compensation and Nominating Committee, Risk Committee and Special Committee.

The Charter of the Board sets out specific responsibilities, some of which include:

•                  appointing the Independent Chair who is responsible for the leadership of the Board and for specific functions to ensure the independence of the Board;

•                  the adoption of a strategic planning process, approval of Strategic Plans and monitoring performance against such plans;

•                  the review and approval of corporate objectives and goals applicable to senior management of the Company;

•                  defining major corporate decisions requiring Board approval and approving such decisions as they arise from time to time; and

•                  obtaining periodic reports from management on the Company’s operations including reports on security issues surrounding the Company’s assets, property and employees and the relevant mechanisms that management has put in place.

Additional functions of the Board are included in its Charter or have been delegated to its Committees. A complete copy of the Charter of the Board of Directors of the Company is attached as Schedule “A” to this Circular.

In carrying out its mandate, the Board met twelve (12) times in 2008.  At such meetings and pursuant to written resolutions, the Board fulfilled its responsibilities by doing the following, among other things:

•                  reviewed and approved financial statements;

•                  obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities;

•                  adopted a Strategic Plan proposed by management;

•                  approved the 2008 budget;

•                  received reports from the Chair of the Environmental, Health & Safety Committee regarding environmental, health and safety matters;

•                  received reports from the Chair of the Audit Committee regarding financial, audit and internal control matters;

•                  received reports from the Chair of the Risk Committee regarding the implementation and operationalization of the risk management framework;

•                  considered possible strategic initiatives for the Company; and

•                  reviewed recommendations of the Corporate Governance Committee and made certain changes to Board practices.

Position Descriptions

The Independent Chair of the Board instructs the Chairs of the Committees of the Board on their roles and ensures their functions are carried out effectively in light of the charters of the Committees. In general, Committee Chairs fulfill their responsibilities by doing the following, among other things:

•                  review and approve the agenda for each Committee meeting;

•                  preside over Committee meetings;

•                  obtain reports from management regarding matters relevant to their mandate; and

•                  report to the full Board and make recommendations to the Board regarding matters in their Committee’s areas of responsibility.

The Board and the CEO engage in an ongoing dialogue regarding the Board’s ongoing expectations for the CEO’s responsibilities, which include:

•                  assume the leadership of management and the day to day leadership of the Company;

•                  develop and recommend Kinross’ Strategic Plans;

•                  implement Kinross’ business and operational plans;

•                  report regularly to the Board on the overall progress of Kinross against its financial and operational objectives;

•                  ensure that Kinross’ strategic business is carried out efficiently and with integrity; and

•                  communicate and liaise with investors, other stakeholders and public markets.

New Director Orientation and Continuing Education

The HRCNC, in conjunction with the Independent Chair of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new Directors are provided with an orientation and education program which includes written information about the duties and obligations of Directors (including Board and Committee Charters, Company policies and other materials), the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other Directors.

The Board recognizes the importance of ongoing Director education and the need for each Director to take personal responsibility for this process.  To facilitate ongoing education of the Directors, the HRCNC, the Independent Chair or the Chief Executive Officer will, as may be necessary from time to time:

•                  request that Directors determine their training and education needs and interests;

•                  arrange ongoing visitation by Directors to the Company’s facilities and operations;

•                  arrange the funding for the attendance of Directors at seminars or conferences of interest and relevance to their position as a Director of the Company; and

•                  encourage and facilitate presentations by members of management and outside experts to the Board or Committees on matters of particular importance or emerging significance.

Each of the current Directors is encouraged to complete a recognized director education program such as those offered by the Corporate Governance College. The Company will cover 100% of the cost to attend and complete selected programs.  See also “Nominees for Election as Directors — Director Education”.

Mandatory Retirement Age

Effective July 1, 2005, a mandatory retirement age of 70 years old was adopted for Directors first appointed after that date.

Code of Business Conduct and Ethics

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its Directors, officers and employees. The Corporate Governance Committee has responsibility for monitoring compliance with the Code by ensuring that all Directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code.  Any non-compliance with the Code is to be reported to the Company’s local minesite managers and/or, in accordance with the Code and the Company’s Whistleblower Policy, to the Senior Vice President, Human Resources or the Chair of the Corporate Governance Committee, or the Chief Legal Officer or Vice President, Legal. A copy of the Code may be accessed on the Company’s website at www.kinross.com or SEDAR at www.sedar.com.

The Board takes steps to ensure that Directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a Director, officer or employee of the Company has a material interest, which include ensuring that Directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a Director declares an interest in any material contract or transaction being considered at a meeting of Directors, the Director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The Board encourages adherence to an overall culture of ethical business conduct by:

•                  promoting compliance with applicable laws, rules and regulations;

•                  providing guidance to Directors, officers and employees to help them recognize and deal with ethical issues;

•                  promoting a culture of open communication, honesty and accountability; and

•                  ensuring awareness of disciplinary action for violations of ethical business conduct.

Nomination and Method of Voting for Directors

The HRCNC, which is composed entirely of independent Directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The mandate of the HRCNC has been formalized in a written charter. Among the duties under its mandate, the HRCNC:

•                  reviews the composition of the Board to ensure that an appropriate number of independent Directors sit on the Board;

•                  analyzes the needs of the Board when vacancies arise;

•                  ensures that an appropriate selection process for new Board nominees is in place; and

•                  makes recommendations to the Board for the election of nominees to the Board.

In assessing the compensation of the Board, the HRCNC takes into account the following considerations:

•                  the independence of each Director;

•                  the competencies and skills that the Board, as a whole, should possess; and

•                  the current strengths, skills and experience represented by each Director, as well as each Director’s personality and other qualities as they affect Board dynamics.

In carrying out its mandate, the HRCNC met eight (8) times in 2008.

A copy of the HRCNC Charter is available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Nominees to the Board proposed for election at the Meeting will be elected by individual voting on each nominee to the Board.

Majority Voting for Directors

Consistent with good corporate governance practices, the Board, on the recommendation of the HRCNC, adopted a majority voting policy for the election of Directors at the Meeting. This policy provides that in an uncontested election, any nominee for Director who receives more “withheld” votes than “for” votes will tender his or her resignation for consideration by the HRCNC. The HRCNC will review the matter and make a recommendation to the Board whether to accept the Director’s resignation.  The Director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the HRCNC or the Board regarding the resignation.

Director Compensation

Details respecting Director compensation and Director share ownership guidelines are set out under “Independent Directors Fees” on pages 15-16 and “Directors’ Share Ownership” on pages 16-17.

Board Committees

Audit Committee

The Audit Committee is composed of three independent Directors who are financially literate (as such term is defined in Multilateral Instrument 52-110) and at least one member, Mr. Brough, is an audit committee financial expert in accordance with the NYSE Standards and SEC requirements. The Audit Committee has a written charter setting out its responsibilities. Generally, the Audit Committee is responsible for overseeing:

•                  the integrity of Kinross’ financial statements;

•                  the independent auditors’ qualifications and independence; and

•                  the performance of the internal audit functions.

The Committee monitors Kinross’ financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full Board on financial reporting and controls matters.

In carrying out its mandate, the Audit Committee met seven (7) times in 2008.  The Committee fulfilled its mandate by doing the following, among other things:

•                  reviewed and recommended for approval financial statements, management’s discussion and analysis and financial press releases;

•                  obtained treasury reports on cash flows, gold sales and borrowing matters;

•                  met with the internal audit function;

•                  met with the external auditors with and without management being present;

•                  met with management separately;

•                  approved audit engagements;

•                  obtained reports from the external auditors regarding internal controls. and

•                  Reported to the full Board on financial, audit and internal control matters.

Additional information regarding the Company’s Audit Committee is contained in the Company’s annual information form (the “AIF”) under the heading “Audit Committee” and a copy of the Audit Committee Charter is attached to the AIF as Schedule “A”.  The AIF is filed on SEDAR at www.sedar.com.  A copy of the Charter is also available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Corporate Governance Committee

The Corporate Governance Committee of the Company is composed entirely of independent Directors. The mandate of the Corporate Governance Committee has been formalized in its written charter.  Generally, its mandate is to assume the responsibility for developing the Company’s approach to matters of corporate governance, including:

•                  assisting the Independent Chair in carrying out his responsibilities;

•                  annually reviewing the Board and Committee Charters;

•                  recommending procedures to permit the Board to meet on a regular basis without management;

•                  adopting procedures to ensure that the Board can conduct its work effectively and efficiently;

•                  receiving periodic reports on compliance of core policies; and

•                  reporting to the full Board on corporate governance matters.

In carrying out its mandate, the Corporate Governance Committee met four (4) times in 2008. The Committee fulfilled its responsibilities by doing the following, among other things:

•                  reviewed the completed Board self-evaluation forms, individual Director evaluation forms and the evaluation forms of the Independent Chair and the Chief Executive Officer;

•                  provided feedback to the full Board regarding the above evaluations;

•                  assessed the Company’s directors and officers liability insurance needs; and

•                  reviewed external corporate governance surveys and improvements that could be made to Kinross’ practices.

A copy of the Corporate Governance Committee Charter is available upon request to the Vice President, Administration and Corporate Secretary and on the Company’s website at www.kinross.com.

Environmental, Health & Safety Committee

The Company has an Environmental, Health & Safety Committee comprised entirely of independent Directors. The mandate of the Environmental, Health & Safety Committee has been formalized in its written charter. Generally, the mandate of the Environmental, Health & Safety Committee is to oversee the development and implementation of policies and best practices of the Company relating to environmental, health and safety issues with a view to complying with applicable laws and protecting the safety of its employees. This includes assisting the Senior Vice President, Environmental, Health & Safety and management in reaching the objectives set out in the Kinross Gold Corporation Environmental Policy and Framework, monitoring its effectiveness, discussing with management any necessary improvements to such policy and its framework of implementation, assisting management with implementing and maintaining appropriate health and safety programs and obtaining periodic reports on such programs.

In carrying out its mandate, the Environmental, Health & Safety Committee met four (4) times during 2008.  The Committee fulfilled its mandate by doing the following, among other things:

•                  obtained periodic reports from management on health and safety matters and environmental compliance reports;

•                  received regular updates on reclamation matters;

•                  received periodic updates on environmental permitting activities;

•                  provided feedback to management regarding the above matters; and

•                  reported to the full Board on environmental and health and safety matters concerning the Company’s operations.

A copy of the Environmental, Health & Safety Committee Charter is available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Human Resources, Compensation and Nominating Committee

The Human Resources, Compensation and Nominating Committee (or HRCNC), which is composed entirely of independent Directors, is responsible for making recommendations to the Board on all matters relating to the compensation of the officers, directors and employees of the Company. For the purpose of its mandate, the HRCNC reviews all aspects of compensation paid to management, directors and employees of other mining companies to ensure the Company’s compensation programs are competitive so that the Company will be in a position to attract, motivate and retain high calibre individuals.  In addition, the HRCNC is responsible for identifying and proposing new qualified nominees to the full Board and for assessing directors on an on-going basis and to review and make recommendations to the Board as to all such matters. In that regard, the HRCNC maintains an evergreen list of potential candidates for appointment to the Board.  The mandate of the HRCNC has been formalized in a written charter.

In 2007, the HRCNC engaged Mercer Human Resource Consulting to provide support to the HRCNC in determining compensation for the Company’s officers and Directors during the most recently completed financial year. Determinations made by the HRCNC reflect factors and considerations other than the information provided by Mercer.

In carrying out its mandate, the HRCNC met eight (8) times in 2008. For more details regarding the responsibilities of the HRCNC and its activities, see the “Report of the Human Resources, Compensation and Nominating Committee on Executive Compensation”.

A copy of the HRCNC Charter is available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Risk Committee

The Board formed the Risk Committee in 2006.  The Committee is comprised entirely of independent Directors.  Its mandate has been formalized in a written charter.  Generally, its mandate is to review the principal risks affecting Kinross’ business and to assess the steps and processes put into place by management for identifying and minimizing such risks.

In carrying out its mandate, the Risk Committee met four (4) times in 2008.  The Risk Committee reviewed reports from Kinross’ Vice President, Commercial Development regarding Kinross’ risk management activities, including with respect to the implementation and operationalization of an enterprise risk management framework.  A copy of the Charter of the Risk Committee is available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Special Committee

This Committee assists management and the Board on matters of strategic planning and acquisition activities.  This Committee met three (3) times in 2008.

Board Assessments

The current practice of the Board is for the Independent Chair of the Board, with the assistance of the Corporate Governance Committee, to make ongoing, formal and informal assessments of the performance of the Board, Committees and individual Directors.  The Board has a formal Board evaluation process which consists of evaluation forms for the Board, as a whole and for individual Directors.

The evaluation of the Board as a whole is aimed at determining the effectiveness of the Board and how improvements could be made.  The evaluation of individual Directors is aimed at ensuring that each Board member brings an adequate contribution to the Board as a whole in light of its overall needs.  Such evaluations are used by the Independent Chair and the Corporate Governance Committee to recommend changes to Board composition or Board structure, as may be required from time to time.

The Board has adopted performance schedules for the Board and each of its Committees.  These performance schedules have been developed by the Corporate Governance Committee as a tool to ensure: (i) the adequate scheduling of meetings for the purpose of fulfilling all duties of Board and the Committees as set out in their Charters; (ii) the fulfillment of the Board and Committee duties; and (iii) the evaluation of the fulfillment of such duties in light of the Board and Committee Charters.

Feedback to the Board of Directors

Our shareholders may communicate comments directly to the Board by writing to the Independent Chair, care of the Corporate Secretary, at Kinross Gold Corporation, 40 King Street West, Suite 5200, Toronto, Ontario, M5H 3Y2.  All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Independent Chair. Alternatively, the Independent Chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).

Interest of Certain Persons in Matters to be Acted Upon

No (a) Director or executive officer of the Company who has held such position at any time since January 1, 2008, (b) proposed nominee for election as a Director of the Company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as described in this Circular, the Company’s management’s discussion and analysis, the notes to the Company’s financial statements, and the Company’s Annual Information Form, since December 31, 2007, no informed person of the Company, nominee for election as a Director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or its subsidiaries.

ADDITIONAL MATTERS

Directors and Officers’ Insurance

The Company has a policy of insurance for its Directors and officers and those of its subsidiaries. The limit of liability applicable to all insured Directors and officers under the current policies, which will expire on February 15, 2010, is US$100 million in the aggregate, inclusive of defence costs. Under the policies, the Company has reimbursement coverage to the extent that it has indemnified the Directors and officers in excess of a deductible of US$5 million for each loss for securities claims and US$1 million for each loss for non-securities claims. The total premium charged to the Company in respect of coverage for 2009 is US$1,338,300, for 2008 was US$1,359,500 and for 2007 was US$1,140,133, no part of which is or was payable by the Directors or officers of the Company.

The by-laws and standard indemnity agreements of the Company also provide for the indemnification of the Directors and officers from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the Ontario Business Corporations Act, as amended from time to time (“OBCA”).

Submission Date for 2008 Shareholder Proposals

The OBCA permits certain eligible shareholders to submit shareholder proposals to the Company, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Company must receive shareholder proposals for the Meeting is May 4, 2009.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company’s web site at www.kinross.com.  Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2008 which accompany this Circular and can also be found on SEDAR at www.sedar.com.  Shareholders may also contact the Vice President, Investor Relations of the Company by phone at (416) 365-2744 or by e-mail at erwyn.naidoo@kinross.com to request copies of these documents.

Directors’ Approval

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Shelley M. Riley”
Shelley M. Riley
Toronto, Ontario	Vice President, Administration and
March 31, 2009	Corporate Secretary

SCHEDULE A

CHARTER OF THE BOARD OF DIRECTORS

I.                                         Purpose

Kinross’ Board of Directors is ultimately responsible for the stewardship, the supervision and coaching of the management of the business and affairs of Kinross and to act in the best interests of Kinross.  The Board of Directors will discharge its responsibilities directly and through its committees (“Committees”), currently consisting of an Audit Committee, Human Resources, Compensation and Nominating Committee, Environmental, Health and Safety Committee, Risk Committee and Corporate Governance Committee.  The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross.  Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross.  The “Independent” board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.                                     Composition

The Board of Directors shall be constituted at all times of a majority of individuals who are “independent directors” in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of New York Stock Exchange, which are reproduced in Schedule “I” attached hereto.

As the rules set out in Schedule “A” may be revised, updated or replaced from time to time, the Board of Directors shall ensure that such schedule gets updated accordingly when required.

III.                                 Responsibilities

The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:

•                  Appointing an “Independent Chair” who will be responsible for the leadership of the Board of Directors and for specific functions to ensure the independence of the Board of Directors.

•                  The assignment to Committees of directors of the general responsibility for developing Kinross’ approach to: (i) corporate governance issues and nomination of Board members; (ii) financial reporting and internal controls; (iii) environmental compliance; (iv) health and safety compliance; (v) risk management; and (vi) issues relating to compensation of officers and employees.

•                  Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, to ensure that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross’ operations.  The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

•                  With the assistance of the Human Resources, Compensation and Nominating Committee:

•      Reviewing the composition of the Board to ensure that an appropriate number of independent directors sit on the Board of Directors.

•      Ensuring that an appropriate selection process for new nominees to the Board of Directors is in place.

•      Ensuring that an appropriate orientation and education program for new recruits to the Board of Directors is in place.

•      Establishing minimum shareholding requirements for directors and disclosing such shareholdings.

•                  With the assistance of the Corporate Governance Committee:

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•      Developing Kinross’ approach to corporate governance, including developing a set of corporate governance principles and guidelines specific to Kinross.

•      The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the Committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

•                  With the assistance of the Audit Committee:

•      Ensuring the integrity of Kinross’ internal control and management information systems.  Ensuring compliance with laws and regulations, audit and accounting principles and Kinross’ own governing documents.

•      Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

•      Ensuring the independence of the auditors.

•      Identification of the principal financial and controls risks facing Kinross and ensuring that appropriate systems are in place to manage these risks.

•      Review and approval of significant accounting and financial matters and the provision of direction to management on these matters.

•                  With the assistance of the Risk Committee, the identification of the principal business (including political risks) facing Kinross and ensure an appropriate process is in place to manage such risks.

•                  With the assistance of the Human Resources, Compensation and Nominating Committee, the approval of the compensation of the senior management team.

•                  With the assistance of the Environmental, Health and Safety Committee, overseeing the development and implementation of policies and practices of Kinross relating to environmental issues in order to ensure compliance with environmental laws.

•                  With the assistance of the Environmental, Health and Safety Committee, overseeing the development and implementation of policies and practices of Kinross relating to health and safety issues in order to ensure compliance with health and safety laws.

•                  With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross’ various stakeholders.

•                  Approving securities compliance policies, including communications policies of Kinross and review of these policies at least annually.

•                  The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Risk Committee and monitoring performance against plan.

•                  The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

•                  Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

•                  Obtaining periodic reports from management on Kinross’ operations including, but without limitation, reports on security issues surrounding Kinross’ assets (property and employees) and the protection mechanism that management has in place.

•                  Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross’ management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross’ website.

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•                  Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross’ constating documents and by-laws.

IV.           Miscellaneous

1.                                       The members of the Board are expected to attend all meetings of Board of Directors unless prior notification of absence is provided.

2.                                       The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

3.                                       The Board shall provide contact information on the website of Kinross of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feedback received.

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SCHEDULE “I”
TO

CHARTER OF BOARD OF DIRECTORS

I.                                         Independence Requirements of Multilateral Policy 58-201

A member of the Board shall be considered “independent” if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment.

The following individuals are considered to have a material relationship with the Company:

(a)                                  an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)                                 an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)                                  an individual who:

(i)            is a partner of a firm that is the Company’s internal or external auditor;

(ii)           is an employee of that firm; or

(iii)          was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)                                 an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)            is a partner of a firm that is the Company’s internal or external auditor;

(ii)           is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)          was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)                                  an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)                                    an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

II.                                     Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company that may interfere with the exercise of his/her independence from management and the Company.

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In addition:

(a)                                  A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b)                                 A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

(c)                                  A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not “independent” until three years after the end of the affiliation or the employment or auditing relationship.

(d)                                 A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

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Any questions and requests for assistance may be directed to:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1-866-581-1477

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272